October 5, 2004  BEST AVAILABLE COPY

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers

海陸國際律師事務所

Simon Luk
Chairman, Hong Kong
Chairman, China Practice
Direct: 852 2292 2222
Main 852.2292.2000
Fax 852.2292.2200

19063.0002

RECEIVED

OCT 1 3 2004

WASH. D.C. 183 SECTION

SUPPL

The Office of International Corporate
Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

PROCESSED

OCT 1 9 2004

THOMSON
FINANCIAL

SEC FILE NO. 82-3853

Ladies and Gentlemen:

Re: K. Wah International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of K. Wah International Holdings Limited (the "Company"), S.E.C.
File No. 82-3853, copies of the following documents are submitted to you in order to
maintain the Company's exemption from Section 12(g) of the Securities Exchange Act
of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1.   The Company's circular regarding a discloseable transaction –
establishment of a joint venture for production of construction materials in Yunnan,
dated September 10, 2004;

2.   The Company's announcement regarding appointment of independent
non-executive director, dated September 8, 2004, published (in English language) in
South China Morning Post, and published (in Chinese language) in Hong Kong
Economic Times, both on September 9, 2004;

Partners: Martin Downey   David Hall-Jones   Simon Luk   Michael P. Phillips   Katherine C.M. U   Carson Wen   Susan C. Yu
35th Floor One Exchange Square 8 Connaught Place Central, Hong Kong   www.hewm.com   *China-Appointed Attesting Officer

Hong Kong   Beijing   Singapore   San Francisco   Silicon Valley   Los Angeles   San Diego   Seattle   Portland   Anchorage
New York   Washington, D.C.   Madison, WI   *Affiliated Offices:*   Milan   Paris   Rome

3.   The Company's announcement regarding the interim results for the six months ended June 30, 2004, dated September 8, 2004, published (in English language) in South China Morning Post, and published (in Chinese language) in Hong Kong Economic Times, both on September 9, 2004;

4.   The Company's joint announcement regarding a discloseable transaction – establishment of a joint venture for production of construction materials in Yunnan, dated August 19, 2004, published (in English language) in South China Morning Post, and published (in Chinese language) in Hong Kong Economic Times, both on August 20, 2004;

5.   The Company's announcement regarding final scrip dividend with cash option for the year ended December 31, 2003, dated June 7, 2004, published (in English language) in The Standard, and published (in Chinese language) in Hong Kong Economic Times, both on June 8, 2004; and

6.   The Company's circular regarding final scrip dividend with cash option for the year ended December 31, 2003, dated May 31, 2004.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of these materials by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: K. Wah International Holdings Limited

h:\dlai\adr\19063\0001\33sec.doc

Partners: Simon Luk   Carson Wen*   Michael P. Phillips   Katherine C.M. U   Susan C. Yu   * China-Appointed Attesting Officer
35th Floor One Exchange Square 8 Connaught Place Central, Hong Kong   www.hewm.com

Hong Kong   Singapore   San Francisco   Silicon Valley   Los Angeles   San Diego   Seattle   Portland   Anchorage
New York   Washington D.C.   Madison, WI   Affiliated Offices: Milan Paris Rome



K. WAH INTERNATIONAL HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)
(Stock Code: 173)

DISCLOSEABLE TRANSACTION

ESTABLISHMENT OF A JOINT VENTURE

FOR PRODUCTION OF CONSTRUCTION MATERIALS IN YUNNAN

10 September 2004

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Board"	the board of Directors
"Company"	K. Wah International Holdings Limited, a company incorporated in Bermuda, the shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"HKD"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Joint Venture Company"	Yunnan Kungang & K. Wah Cement Construction Materials Co. Ltd. 雲南昆鋼嘉華水泥建材有限公司, a sino-foreign equity joint venture company to be established pursuant to the Joint Venture Contract and to be held by Party A as to 50%, by Party B as to 30%, by Party C as to 18.692% and by Party D as to 1.308%
"Joint Venture Contract"	the sino-foreign equity joint venture contract dated 19 August 2004 entered into between Party A, Party B, Party C and Party D in respect of the establishment of the Joint Venture Company
"KWCM"	K. Wah Construction Materials Limited, a company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange and a 67% owned subsidiary of the Company
"KWCM Board"	the board of directors of KWCM
"Latest Practicable Date"	8 September 2004, being the latest practicable date prior to the printing of this circular
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Party A"	昆明鋼鐵控股有限公司 (Kunming Steel Holding Co., Ltd.), a state-owned entity established in the PRC
"Party B"	Profit Access Investments Limited, a company incorporated in the British Virgin Islands being an indirect wholly owned subsidiary of KWCM and a non-wholly owned subsidiary of the Company

"Party C"	雲南華雲實業總公司 (Yunnan Huayun Industrial Holding Company), a collective entity established in the PRC
"Party D"	安寧市投資有限公司 (Anning Investment Co., Ltd.), a state-owned entity established in the PRC
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	Securities and Futures Ordinance
"Stock Exchange"	The Stock Exchange of Hong Kong Limited



K. WAH INTERNATIONAL HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

Executive Directors:
Dr. Lui Che Woo, MBE, JP, LLD, DSSc *(Chairman)*
Francis Lui Yiu Tung *(Managing Director)*
Lennon Lun Tsan Kau *(Deputy Managing Director)*
Eddie Hui Ki On, GBS, CBE, QPM, CPM
William Lo Chi Chung
Paddy Tang Lui Wai Yu

Non-Executive Directors:
Sir David Akers-Jones, KBE, GBM, CMG, Hon. RICS, JP*
Michael Leung Man Kin, CBE, JP
Dr. Alex Wu Shu Chih, CBE, LLD, JP*
Dr. Philip Wong Kin Hang, GBS, JP, LLD, DH*
Dr. Leo Lee Tung Hai, GBS, LLD, JP*
Dr. Robin Chan Yau Hing, GBS, LLD, JP*
Dr. Charles Cheung Wai Bun, JP*
Robert George Nield*

* Independent Non-executive Directors

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

*Principal place of business
in Hong Kong:*
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

10 September 2004

To the Shareholders,

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

ESTABLISHMENT OF A JOINT VENTURE
FOR PRODUCTION OF CONSTRUCTION MATERIALS IN YUNNAN

Introduction

The Board, jointly with the KWCM Board announced that on 19 August 2004, Party B (an indirect wholly owned subsidiary of KWCM and a non-wholly owned subsidiary of the Company) entered into the Joint Venture Contract to establish a sino-foreign equity joint

venture company in Yunnan, the PRC, to be named Yunnan Kungang & K. Wah Cement Construction Materials Co. Ltd. 雲南昆鋼嘉華水泥建材有限公司. It constituted a discloseable transaction for the Company under the Listing Rules. The purpose of this circular is to provide you with details of the Joint Venture Contract.

The Joint Venture Contract

Date:	19 August 2004
Parties:	(1) 昆明鋼鐵控股有限公司 (Kunming Steel Holding Co., Ltd.) (Party A), a state-owned entity established in the PRC with principal business activities of holding and managing various state-owned assets and operations, including steel and cement operations in Yunnan
	(b) Profit Access Investments Limited (Party B), an indirect wholly owned subsidiary of KWCM and a non-wholly owned subsidiary of the Company
	(c) 雲南華雲實業總公司 (Yunnan Huayun Industrial Holding Company) (Party C), a collective entity established in the PRC with principal business activities in steel and cement production
	(d) 安寧市投資有限公司 (Anning Investment Co., Ltd.) (Party D), a state-owned entity established in the PRC with principal business activities of investing and managing state-owned assets and funds
	To the best of the knowledge, information and belief of the Directors and having made all reasonable enquiry, Party A, Party C and Party D and their respective ultimate beneficial owners are independent third parties not connected with the Company, any director, chief executive or substantial shareholder of the Company or any of their subsidiaries or their respective associates as defined in the Listing Rules.
Business objective of the Joint Venture Company:	The Joint Venture Company shall be established for the principal purpose of manufacture, sale and distribution of cement and slag and related products.
Registered capital and total investment amount of the Joint Venture Company:	The total investment amount of the Joint Venture Company is RMB500 million (approximately HKD471 million), which shall include the registered capital of RMB300 million (approximately HKD283 million).

The registered capital will be contributed as to 50% (equivalent to RMB150,000,000, approximately HKD141,400,000) by Party A, as to 30% (equivalent to RMB90,000,000, approximately HKD84,840,000) by Party B, as to 18.692% (equivalent to RMB56,080,000, approximately HKD52,870,000) by Party C and as to 1.308% (equivalent to RMB3,920,000, approximately HKD3,700,000) by Party D.

Party A and Party C shall contribute their respective shares of the registered capital in the form of assets and production facilities comprising workshops, buildings, machinery and electronic equipment of an existing cement and slag plant for the future use by the Joint Venture Company. These assets and production facilities have been valued on a replacement value basis by Yunnan Tianying Certified Public Accountants Co., Ltd., a qualified PRC accountants firm and valuer, in accordance with PRC laws. The valuation report is dated 25 May 2004 and is not made by the valuer for incorporation in this circular. As stated in the valuation report, the valuation as at 31 March 2004 was substantially higher than the total contributions of the registered capital to be made by Party A and Party C, the excess of which will be classified as the Joint Venture Company's liabilities. Party B and Party D shall contribute their respective shares of the registered capital in cash.

The registered capital shall be contributed within 30 days from the date when the business licence of the Joint Venture Company is issued. The business licence is expected to be issued on or around 30 October 2004.

The difference between the total investment amount and the registered capital will be funded by bank borrowings to be arranged by the Joint Venture Company. If required by the lenders which will be independent third parties of the Company, the shareholders shall agree to mortgage the assets of the Joint Venture Company as security or to provide guarantee on several basis in proportion to their respective equity interests in the Joint Venture Company.

Board composition of the Joint Venture Company:

The board of directors of the Joint Venture Company shall consist of seven directors. Party A shall be entitled to appoint four directors, Party B shall be entitled to appoint two directors and Party C shall be entitled to appoint one director.

The chairman of the board shall be appointed by Party A.

Profit sharing:	The net profit of the Joint Venture Company after deducting tax and statutory reserves will be shared by the shareholders in proportion to their respective equity interests in the Joint Venture Company, as to 50% by Party A, as to 30% by Party B, as to 18.692% by Party C and as to 1.308% by Party D.
Term of the Joint Venture Company:	50 years from the date when the business licence of the Joint Venture Company is issued.

Source of Funding

The investment of Party B in the Joint Venture Company will be funded by KWCM's internal resources. As at 31 December 2003, being the date of latest published audited consolidated accounts of KWCM, the net position of the group of KWCM was practicably debt free. It had cash balances of approximately HKD306 million and total bank borrowings of approximately HKD301 million. The majority of the bank borrowings mature over a period of one year or above. It is expected that there will be no material adverse impact on the cash flow as KWCM can still maintain sufficient cash to meet its cash requirements after making the investment in the Joint Venture Company. There is no material adverse effect on the gearing ratio of KWCM as the investment represents only approximately 5% of KWCM's total gross assets. It is also expected that there is no significant effect on earnings and assets and liabilities of KWCM and the Company as the Joint Venture Company is in the initial set-up stage and also that KWCM has only a 30% equity interest in the Joint Venture Company. The Joint Venture Company is expected to be classified as a jointly controlled entity and accounted for under the equity method in the books of KWCM and the Company.

Reasons for Forming the Joint Venture Company

KWCM's core business is the manufacture, sale and distribution of construction materials in Hong Kong and mainland China. It seeks business expansion through niche acquisitions, joint ventures or business alliances to capitalize on growth opportunities in mainland China.

As the western region of the PRC is undergoing the process of modernization, there will be much room for economic development in its regional provinces. Demand for construction materials, such as cement and slag, is expected to rise significantly in the coming years. Owing to geographical factors, such demand will mostly be satisfied by domestic supply. Yunnan Province is located in western region of the PRC that is undergoing development. It is also the inland region in the PRC that connects with other Asian countries, such as Thailand, Laos and Myanmar. Under the economic development initiatives of the Central government towards the western region, and in order to strengthen the economic relationship with the neighbouring countries, Yunnan Province is allowed to grant certain preferential treatments, such as tax incentives, to qualifying new investments. The Joint Venture Company is one of these qualifying investments. The investment in the Joint Venture Company will serve to establish a foundational foothold for KWCM in its entry to the western mainland China market.

Party A is the largest steel manufacturing enterprise in Yunnan Province and a sizeable national industrial conglomerate with strong competitiveness in the market. Party A has sinter resources, which will effectively enhance the cost competitiveness of cement and sinter powder products. This joint venture project with Party A involves innovative dry cement technology and also complies with policies enforced by mainland China in the construction materials production industry. The Board regards Party A as a preferred cooperation partner for the KWCM's business development in Yunnan Province as well as in the western region of the PRC. It is also believed that the cooperation will synergize parties' technology and competency and bring forth remarkable results.

The Board considers that the Joint Venture Contract is fair and reasonable and that the formation of the Joint Venture Company is in the best interest of the Company and its shareholders as it provides an opportunity for KWCM to further expand its business in mainland China and to capture the economic growth of the Greater China. The Board is of the view that this will help enhance the competitive edge and growth potential of the Company and KWCM.

General

KWCM is an indirect 67% owned subsidiary of the Company. The principal activities of the Company are property investment and development in Hong Kong, mainland China and Singapore as well as investment holding in KWCM. The principal activities of KWCM are the manufacture, sale and distribution of construction materials in Hong Kong and mainland China.

Discloseable Transaction

Based on the proportionate share of the registered capital of RMB90,000,000 (approximately HKD84,840,000) to be contributed by Party B to the Joint Venture Company and the maximum amount of guarantee of RMB60,000,000 (approximately HKD56,560,000) that may have to be provided by Party B under the Joint Venture Contract, if necessary, to secure future bank borrowings of the Joint Venture Company (being 30% of the difference between the total investment amount and the registered capital), the Joint Venture Contract constituted a discloseable transaction for the Company under the Listing Rules.

Further Information

Your attention is drawn to the information set out in the appendix to this circular.

Yours faithfully
Dr. Lui Che Woo
Chairman

(1) RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement in this circular misleading.

(2) QUALIFICATION AND CONSENT OF EXPERT

The following is the qualification of the expert who has given opinion or advice contained or referred to in this circular:

Name	Qualification
Yunnan Tianying Certified Public Accountants Co., Ltd.	Accountants firm established under the laws and regulations of the PRC and duly approved by the State Administration for Industry and Commerce of Yunnan Province and a qualified PRC accountant and valuer duly approved by the Finance Bureau

Yunnan Tianying Certified Public Accountants Co., Ltd. has given and has not withdrawn its written consent to the issue of this circular with its statement included in the form and context in which it is included.

As at the Latest Practicable Date, Yunnan Tianying Certified Public Accountants Co., Ltd. has no shareholding interest in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any members of the Group.

(3) DISCLOSURE OF INTERESTS

(A) Interests of Directors and Chief Executives

As at the Latest Practicable Date, the interests of the Directors and chief executives of the Company in the shares of the Company and its associated corporation (within the meaning of Part XV of the SFO), KWCM, and the details of any right to subscribe for shares of the Company and KWCM and of the exercise of such rights, as recorded in the register maintained under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

(a) *Ordinary Shares of the Company*

	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% of Issued Share Capital as at the Latest Practicable Date
Lui Che Woo	268,014	7,130,234	38,129,737[3]	1,257,389,151[2]	1,302,917,136	64.85
Francis Lui Yiu Tung	391,164	—	—	1,257,389,151[2]	1,257,780,315	62.60
Lennon Lun Tsan Kau	—	—	—	—	—	—
Eddie Hui Ki On	—	—	—	—	—	—
William Lo Chi Chung	100,000	—	—	—	100,000	0.00
Paddy Tang Lui Wai Yu	4,639,166	—	—	1,257,389,151[2]	1,262,028,317	62.81
David Akers-Jones	—	—	—	—	—	—
Michael Leung Man Kin	—	—	—	—	—	—
Alex Wu Shu Chih	—	—	—	—	—	—
Philip Wong Kin Hang	—	—	—	—	—	—
Leo Lee Tung Hai	—	—	—	—	—	—
Robin Chan Yau Hing	275,676	—	—	—	275,676	0.01
Charles Cheung Wai Bun	7,239	—	—	—	7,239	0.00
Robert George Nield	—	—	—	—	—	—

(b) *Share Options of the Company*

	Options held at the Latest Practicable Date	Exercise Price	Exercise Period
		(HKD)	
Lui Che Woo	1,500,000	0.5586	20 May 1999 — 19 May 2008
	1,350,000	0.3600	30 Dec 2000 — 29 Dec 2009
	2,000,000	0.7200	1 Mar 2004 — 28 Feb 2013
Francis Lui Yiu Tung	1,000,000	0.5586	20 May 1999 — 19 May 2008
	1,200,000	0.3600	30 Dec 2000 — 29 Dec 2009
	1,868,000	0.7200	1 Mar 2004 — 28 Feb 2013
Lennon Lun Tsan Kau	500,000	0.3600	30 Dec 2000 — 29 Dec 2009
	1,054,000	0.7200	1 Mar 2004 — 28 Feb 2013
Eddie Hui Ki On	—	—	—
William Lo Chi Chung	—	—	—
Paddy Tang Lui Wai Yu	600,000	0.5586	20 May 1999 — 19 May 2008
	870,000	0.3600	30 Dec 2000 — 29 Dec 2009
	1,269,000	0.7200	1 Mar 2004 — 28 Feb 2013
David Akers-Jones	150,000	0.7200	1 Mar 2004 — 28 Feb 2013
Michael Leung Man Kin	300,000	0.7200	1 Mar 2004 — 28 Feb 2013
Alex Wu Shu Chih	150,000	0.7200	1 Mar 2004 — 28 Feb 2013
Philip Wong Kin Hang	300,000	0.7200	1 Mar 2004 — 28 Feb 2013
Leo Lee Tung Hai	150,000	0.7200	1 Mar 2004 — 28 Feb 2013
Robin Chan Yau Hing	150,000	0.7200	1 Mar 2004 — 28 Feb 2013
Charles Cheung Wai Bun	300,000	0.7200	1 Mar 2004 — 28 Feb 2013
Robert George Nield	—	—	—

(c) *Ordinary Shares of KWCM*

	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% of Issued Share Capital as at the Latest Practicable Date
Lui Che Woo	8,085,831	1,468,496	76,880,265[1]	856,721,578[2]	943,156,170	73.59
Francis Lui Yiu Tung	2,980	—	—	856,721,578[2]	856,724,558	66.84
Lennon Lun Tsan Kau	—	—	—	—	—	—
Eddie Hui Ki On	—	—	—	—	—	—
William Lo Chi Chung	186,000	—	—	—	186,000	0.01
Paddy Tang Lui Wai Yu	1,861,906	—	—	856,721,578[2]	858,583,484	66.99
David Akers-Jones	—	—	—	—	—	—
Michael Leung Man Kin	—	—	—	—	—	—
Alex Wu Shu Chih	—	—	—	—	—	—
Philip Wong Kin Hang	—	—	—	—	—	—
Leo Lee Tung Hai	—	—	—	—	—	—
Robin Chan Yau Hing	64,903	—	—	—	64,903	0.01
Charles Cheung Wai Bun	1,810	—	—	—	1,810	0.00
Robert George Nield	—	—	—	—	—	—

(d) *Share Options of KWCM*

	Options held at the Latest Practicable Date	Exercise Price	Exercise Period
		(HKD)	
Lui Che Woo	1,500,000	0.5333	20 May 1999 — 19 May 2008
	1,800,000	0.5216	30 Dec 2000 — 29 Dec 2009
	2,000,000	0.5140	1 Mar 2004 — 28 Feb 2013
Francis Lui Yiu Tung	1,000,000	0.5333	20 May 1999 — 19 May 2008
	1,600,000	0.5216	30 Dec 2000 — 29 Dec 2009
	1,870,000	0.5140	1 Mar 2004 — 28 Feb 2013
Lennon Lun Tsan Kau	—	—	—
Eddie Hui Ki On	—	—	—
William Lo Chi Chung	—	—	—
Paddy Tang Lui Wai Yu	600,000	0.5333	20 May 1999 — 19 May 2008
	1,070,000	0.5216	30 Dec 2000 — 29 Dec 2009
	1,270,000	0.5140	1 Mar 2004 — 28 Feb 2013
David Akers-Jones	—	—	—
Michael Leung Man Kin	300,000	0.5333	20 May 1999 — 19 May 2008
	1,070,000	0.5216	30 Dec 2000 — 29 Dec 2009
	300,000	0.5140	1 Mar 2004 — 28 Feb 2013
Alex Wu Shu Chih	—	—	—
Philip Wong Kin Hang	—	—	—
Leo Lee Tung Hai	—	—	—
Robin Chan Yau Hing	—	—	—
Charles Cheung Wai Bun	300,000	0.5140	1 Mar 2004 — 28 Feb 2013
Robert George Nield	—	—	—

Notes:

(1) 35,075,725 shares and 3,054,012 shares in the Company were respectively held by Best Chance Investments Ltd. and Po Kay Securities & Shares Company Limited, both of which were controlled by Dr. Lui Che Woo.

(2) 1,257,389,151 shares in the Company representing more than one-third of its issued share capital were held by the discretionary trusts established by Dr. Lui Che Woo as founder. The Company was interested in 852,775,351 shares in KWCM representing more than one-third of its issued share capital held by a wholly owned subsidiary of the Company. In addition, one of the said discretionary trusts was interested in 3,946,227 shares in KWCM.

Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, as either direct or indirect discretionary beneficiaries of the discretionary family trusts, are deemed to be interested in those shares in the Company and those shares in KWCM held by the trusts and in those shares in KWCM in which the Company was interested as aforesaid.

(3)   76,880,265 shares in KWCM were respectively held by Best Chance Investments Ltd. which was controlled by Dr. Lui Che Woo.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executives of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporation (within the meaning of Part XV of the SFO).

(B) Substantial Shareholders' Interests

As at the Latest Practicable Date, the interests of every person (not being a Director or chief executive of the Company) in the shares of the Company as recorded in the register kept under section 336 of the SFO were as follows:

	Number of Ordinary Shares		% of Issued Share Capital as at the Latest
Name	Long Position	Short Position	Practicable Date
HSBC International Trustee Limited	1,257,390,959[1]	—	62.58
Marapro Co., Ltd.	190,228,080[2]	—	9.47
Symmetry Co., Ltd.	190,228,080[2]	—	9.47
Polymate Co., Ltd.	190,228,080[3]	—	9.47
Morgan Stanley	162,568,007	127,792,738	8.09 (long position) 6.36 (short position)
Moore Michael William	139,555,416	—	6.95
Penta Investment Advisers Ltd	139,555,416	—	6.95
Zwannstra John	139,555,416	—	6.95

Notes:

(1)   HSBC International Trustee Limited is the trustee of discretionary trusts which hold 1,257,390,959 shares in the Company.

(2)   Marapro Co., Ltd. is a beneficiary and Symmetry Co., Ltd. is a trustee of a trust which was interested in 190,228,080 shares in the Company.

(3)   Polymate Co., Ltd. is the ultimate holding company of companies interested in 190,228,080 shares in the Company.

There was duplication of interest of:

(i)   1,257,389,151 shares in the Company between Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Ms. Paddy Tang Lui Wai Yu and HSBC International Trustee Limited. Among these shares, 190,228,080 shares in the Company were also interested by Marapro Co., Ltd., Symmetry Co., Ltd. and Polymate Co., Ltd.;

(ii) 856,721,578 shares in KWCM between Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu; and

(iii) 139,555,416 shares in the Company between Moore Michael William, Penta Investment Advisers Ltd. and Zwannstra John.

Save as disclosed above, as at the Latest Practicable Date, the Company had not been notified by any persons who had interests or short positions in the shares or underlying shares which would fall to be disclosed to the Company under the SFO.

(4) DIRECTORS' SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors has entered into any service contracts with any members of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation).

(5) LITIGATION

As at the Latest Practicable Date, no member of the Group is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

(6) COMPETING INTERESTS OF DIRECTORS AND ASSOCIATES

As at the Latest Practicable Date, Dr. Lui Che Woo (who is also a controlling shareholder), and also Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu ("Relevant Directors"), through a family trust directly or indirectly, are also interested in independently managed companies ("Competing Business") engaged in the business of property investment, trading and development in Hong Kong, which are likely to compete, either directly or indirectly, with the Company's business of property investment and development in Hong Kong. The Relevant Directors are also directors of the holding company of the Competing Business. Nevertheless, the Board has 14 board members and comprises professionals from various disciplines, including property, business management, legal, banking, finance, auditing and accounting. As the Board is independent of the boards of the Competing Business, the Group is therefore capable of carrying on its business independently of, and at arm's length from the Competing Business.

Given that the Competing Business is more focusing on property investment and trading in Hong Kong while the Company is more focusing on property development both in Hong Kong and mainland China as well as investment holding in KWCM and that the size of the Competing Business is substantially smaller than that of the Company compared on a total assets basis, there is unlikely to be any significant competition between the Competing Business and the business of the Company. The Competing Business's property trading activities and its property portfolio are considered not in line with the Company's current investment strategies and interests and therefore are not included in the Company's business. The Company has a

diversified and well managed property portfolio and is able to maintain its competitiveness to safeguard its interests in property investment and development in Hong Kong. The Relevant Directors do not currently have any intention to inject the Competing Business into the Group.

Besides, the Company is capable of carrying on its business independently through a well balanced corporate governance system. Regular meetings of the Board (including the independent non-executive directors) are held to review the Group's latest performance and development as well as any investment opportunities. The Relevant Directors, in performing their duties as directors of the Company, have always acted and will continue to act in the best interest of the Company and its shareholders as a whole. The Relevant Directors are fully aware of their fiduciary duties and will avoid any conflict of interest. The Relevant Directors will abstain from voting on matters where there is any potential conflict of interest, if and when necessary. As a result, the Group considers that its interest regarding the business of property investment and development in Hong Kong is adequately safeguarded.

(7) GENERAL

(a) The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

(b) The principal place of business in Hong Kong of the Company is at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong.

(c) The company secretary of the Company is Mr. Steven Tong Kui Nam.

合，能夠維持其競爭能力，以保障其於香港之物業投資及發展之權益。有關董事現時無意將競爭業務注入本集團。

此外，本公司能夠透過均衡之公司管治制度獨立地進行其業務。本公司董事會(包括獨立非執行董事)會定期舉行會議，以檢討本集團最近之表現及發展，以及任何投資機會。有關董事在履行彼等擔任本公司董事之職責時，一直並將會繼續以符合本公司及其股東整體之最佳利益而行事。有關董事完全知悉彼等之受信責任，並將會避免任何利益衝突。有關董事將於遇上任何潛在之利益衝突時，在有需要時將會放棄投票。因此，本集團認為，其有關香港之物業投資及發展之權益足以受到保障。

(7) 其他資料

(a) 本公司之註冊辦事處為Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda。

(b) 本公司之香港主要辦事處為香港北角渣華道191號嘉華國際中心29樓。

(c) 本公司之秘書為湯鉅南先生。

(ii) 呂志和博士、呂耀東先生及鄧呂慧瑜女士擁有之856,721,578股嘉華建材股份；及

(iii) Moore Michael William、Penta Investment Advisers Ltd.及Zwannstra John擁有之139,555,416股本公司股份。

除上文所披露者外，於最後可行日期，概無任何人士曾知會本公司擁有須根據證券及期貨條例向本公司披露的股份或相關股份之權益或淡倉。

(4) 董事服務合約

於最後可行日期，任何董事概無與本集團任何成員公司訂立服務合約，惟於一年內屆滿或僱主可於一年內終止而毋須賠償(法定賠償除外)之合約除外。

(5) 訴訟

於最後可行日期，本集團任何成員公司概無牽涉任何重大之訴訟或仲裁，據董事所知，本集團任何成員公司並無任何尚未了結或蒙受威脅之重大訴訟或索償要求。

(6) 董事及聯繫人的競爭業務權益

於最後可行日期，呂志和博士(亦為一名控股股東)，與呂耀東先生及鄧呂慧瑜女士(「有關董事」)(直接或間接透過家族信託)於若干在香港從事物業投資、買賣及發展業務之獨立管理的公司(「競爭業務」)中擁有權益，競爭業務與本公司於香港之物業投資及發展業務可能有直接或間接競爭。有關董事亦為競爭業務控股公司之董事。儘管如此，本公司董事會共有14名董事會成員，而該等成員由各行各業之專業人士所組成，包括物業、業務管理、法律、銀行、金融、核數及會計。本公司董事會乃獨立於競爭業務之董事會，故本集團有能力獨立地按公平基準進行其業務。

鑑於競爭業務較專注於香港之物業投資及買賣，而本公司則較專注於香港及中國內地之物業發展及於嘉華建材之投資控股，此外，亦鑑於競爭業務之規模以總資產基準計算較本公司為小，故此競爭業務與本公司業務之間不大可能出現任何重大競爭。由於競爭業務之物業買賣活動及其物業投資組合被視為並非與本公司現時之投資策略一致，且亦不符合投資興趣，故此，並不被列入本公司之業務。本公司擁有多元化及妥善管理之物業投資組

(3) Best Chance Investments Ltd.持有76,880,265股嘉華建材股份，該公司由呂志和博士控制。

除上文所披露者外，於最後可行日期，本公司董事概無在本公司或其任何聯繫公司(定義見證券及期貨條例第XV部)的股份、相關股份及債券中擁有任何權益或淡倉。

(B) 主要股東之權益

於最後可行日期，根據證券及期貨條例第三百三十六條而備存登記冊內，持有本公司股份的權益之人士(而該等人士並非本公司董事或行政總裁)，分列如下：

名稱	普通股數目 好倉	淡倉	佔於最後可行日期已發行股本之百分比
HSBC International Trustee Limited	1,257,390,959[1]	—	62.58
Marapro Co., Ltd.	190,228,080[2]	—	9.47
Symmetry Co., Ltd.	190,228,080[2]	—	9.47
Polymate Co., Ltd.	190,228,080[3]	—	9.47
Morgan Stanley	162,568,007	127,792,738	8.09 (好倉) 6.36 (淡倉)
Moore Michael William	139,555,416	—	6.95
Penta Investment Advisers Ltd	139,555,416	—	6.95
Zwannstra John	139,555,416	—	6.95

附註：

(1) HSBC International Trustee Limited 為持有1,257,390,959股本公司股份之全權信託之信託人。

(2) Marapro Co., Ltd.及 Symmetry Co., Ltd.分別為一信託之受益人及信託人，而該信託擁有190,228,080股本公司股份權益。

(3) Polymate Co., Ltd.為持有190,228,080股本公司股份權益之該等公司之最終控股公司。

上述披露之權益重複如下：

(i) 呂志和博士、呂耀東先生、鄧呂慧瑜女士及 HSBC International Trustee Limited 擁有之1,257,389,151股本公司股份。於該等股份中，Marapro Co., Ltd.、Symmetry Co., Ltd.及Polymate Co., Ltd.對其中之190,228,080股本公司股份同時擁有權益；

(丁) 嘉華建材之認股權

	於最後可行日期持有之認股權	行使價	行使期
		（港元）	
呂志和	1,500,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	1,800,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	2,000,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
呂耀東	1,000,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	1,600,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	1,870,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
倫贊球	—	—	—
許淇安	—	—	—
羅志聰	—	—	—
鄧呂慧瑜	600,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	1,070,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	1,270,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
鍾逸傑	—	—	—
梁文建	300,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	1,070,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	300,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
吳樹熾	—	—	—
黃乾亨	—	—	—
李東海	—	—	—
陳有慶	—	—	—
張惠彬	300,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
廖樂柏	—	—	—

附註：

(1) Best Chance Investments Ltd.及步基證券有限公司分別持有35,075,725股股份及3,054,012股本公司股份，該兩間公司均由呂志和博士控制。

(2) 該等1,257,389,151股本公司股份由全權信託（由呂志和博士作為創立人成立）持有，佔本公司已發行股本三分之一以上。本公司透過一間全資附屬公司持有嘉華建材股份852,775,351股股份之權益，佔嘉華建材已發行股本三分之一以上。此外，其中一項上述全權信託持有嘉華建材3,946,227股股份之權益。

呂志和博士、呂耀東先生及鄧呂慧瑜女士為該等家族全權信託之直接或間接可能受益人，因此被視為持有該等信託所持有上述之本公司股份及嘉華建材股份權益，以及本公司所持有嘉華建材股份權益。

(乙) 本公司之認股權

	於最後可行日期 持有之認股權	行使價	行使期
		(港元)	
呂志和	1,500,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	1,350,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	2,000,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
呂耀東	1,000,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	1,200,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	1,868,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
倫贊球	500,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	1,054,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
許淇安	—	—	—
羅志聰	—	—	—
鄧呂慧瑜	600,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	870,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	1,269,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
鍾逸傑	150,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
梁文建	300,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
吳樹熾	150,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
黃乾亨	300,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
李東海	150,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
陳有慶	150,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
張惠彬	300,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
廖樂柏	—	—	—

(丙) 嘉華建材之普通股

	個人權益	家族權益	公司權益	其他權益	合計	佔於最後 可行日期 已發行股本 之百分比
呂志和	8,085,831	1,468,496	76,880,265[1]	856,721,578[2]	943,156,170	73.59
呂耀東	2,980	—	—	856,721,578[2]	856,724,558	66.84
倫贊球	—	—	—	—	—	—
許淇安	—	—	—	—	—	—
羅志聰	186,000	—	—	—	186,000	0.01
鄧呂慧瑜	1,861,906	—	—	856,721,578[2]	858,583,484	66.99
鍾逸傑	—	—	—	—	—	—
梁文建	—	—	—	—	—	—
吳樹熾	—	—	—	—	—	—
黃乾亨	—	—	—	—	—	—
李東海	—	—	—	—	—	—
陳有慶	64,903	—	—	—	64,903	0.01
張惠彬	1,810	—	—	—	1,810	0.00
廖樂柏	—	—	—	—	—	—

(3) 權益之披露

(A) 董事及行政總裁之權益

於最後可行日期，根據證券及期貨條例第三百五十二條而備存的登記冊所載，或根據上市公司董事進行證券交易之標準守則向本公司及聯交所申報，各董事及本公司之行政總裁所擁有本公司及其聯繫法團(定義見證券及期貨條例第XV部)嘉華建材的股份及有關認購本公司及嘉華建材的股份之權益，及該等權益之行使之詳情，分列如下：

(甲) 本公司之普通股

	個人權益	家族權益	公司權益	其他權益	合計	佔於最後可行日期已發行股本之百分比
呂志和	268,014	7,130,234	38,129,737[3]	1,257,389,151[2]	1,302,917,136	64.85
呂耀東	391,164	—	—	1,257,389,151[2]	1,257,780,315	62.60
倫贊球	—	—	—	—	—	—
許淇安	—	—	—	—	—	—
羅志聰	100,000	—	—	—	100,000	0.00
鄧呂慧瑜	4,639,166	—	—	1,257,389,151[2]	1,262,028,317	62.81
鍾逸傑	—	—	—	—	—	—
梁文建	—	—	—	—	—	—
吳樹熾	—	—	—	—	—	—
黃乾亨	—	—	—	—	—	—
李東海	—	—	—	—	—	—
陳有慶	275,676	—	—	—	275,676	0.01
張惠彬	7,239	—	—	—	7,239	0.00
廖樂柏	—	—	—	—	—	—

(1) 責任聲明

本通函乃遵照上市規則之規定提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就彼等所深知及確信，本通函並無遺漏任何其他事實，致使本通函所載任何聲明有誤導成份。

(2) 專家資格及同意書

以下為於本通函載有或引用其意見或建議之專家之資格：

名稱	資格
雲南天贏會計師事務所有限公司	根據中國法例及法規成立及經雲南省工商行政管理局正式批准之會計師事務所，並獲財政部正式批准為中國合資格會計師事務所及估值師

雲南天贏會計師事務所有限公司已就刊發本通函並以當中所載形式及文意提述及概述所載之陳述發出書面同意，且並無撤回該項同意。

於最後可行日期，雲南天贏會計師事務所有限公司於本集團任何成員公司概無持有任何股份權益，亦無持有可認購或提名他人認購本集團任何成員公司之證券之權利(不論是否可依法行使)。

董 事 會 函 件

　　甲方是雲南省最大的鋼鐵生產企業和國家特大型工業企業，實力雄厚、市場競爭能力強。甲方擁有的礦渣資源，可以有效地提升水泥和礦渣微粉產品的成本競爭力，而且本次與甲方合作的新型幹法水泥項目也是符合中國內地產業政策的建材生產項目。董事會認為，甲方是嘉華建材在雲南省乃至中國西部地區發展業務的理想合作夥伴，並相信兩家公司的合作能夠充分發揮雙方各自的技術和實力，共同創造良好的效益。

　　董事會認為，合資合同乃公平合理，而成立合資公司符合本公司和股東之最佳利益，因此舉為嘉華建材提供一個機會，於中國內地進一步擴充業務，從大中華區經濟之增長潛力中獲益。董事會認為，此舉有助本公司及嘉華建材提高競爭力及業務增長動力。

一般事項

　　嘉華建材為本公司間接擁有67%權益之附屬公司。本公司之主要業務為於香港、中國內地及新加坡進行物業投資及發展，以及於嘉華建材之投資控股。嘉華建材之主要業務為於香港及中國內地製造、銷售及分銷建材。

須予披露的交易

　　就乙方將向合資公司註冊資本人民幣90,000,000元（約84,840,000港元）出資應佔之份額，以及乙方按需要根據合資合同為合資公司未來銀行借貸或會提供最高款額為人民幣60,000,000元（約56,560,000港元）（即投資總額與註冊資本差額之30%）之擔保，根據上市規則，合資合同對本公司構成須予披露的交易。

進一步資料

　　敬請留意本通函附錄所載之資料。


主席
呂志和博士
謹啟


二零零四年九月十日

| 利潤攤分： | 合資公司經扣除稅項及法定儲備後之淨利潤，將由合資公司之股東按其各自於合資公司應佔之股權予以攤分，即甲方佔50%、乙方佔30%、丙方佔18.692%及丁方佔1.308%。 |

| 合資公司之經營期限： | 於合資公司獲發營業執照之日期起計50年。 |

資金來源

乙方於合資公司之投資，將由嘉華建材之內部資源撥資。於二零零三年十二月三十一日(為嘉華建材最近期已公布經審核綜合賬目之日期)，嘉華建材集團沒有實質負債。其擁有約306,000,000港元現金及約301,000,000港元銀行貸款。大部份銀行貸款均超過一年或以上到期。由於嘉華建材於向合資公司作出投資後仍維持足夠現金以應付其現金所需，故此預計此舉不會對嘉華建材之現金流量造成重大不利影響。而投資僅佔嘉華建材資產總額約5%，故此對嘉華建材之資本負債比率並無任何重大不利影响。又由於合資公司正處於初步創業階段，而嘉華建材僅擁有合資公司30%之股權，因此預計不會對嘉華建材及本公司之盈利、資產及負債造成重大影響。合資公司預期於嘉華建材及本公司之賬目中分類為共同控制實體及以權益法入賬。

組成合資公司之原因

嘉華建材之核心業務為於香港及中國內地製造、銷售及分銷建材。嘉華建材透過重點式的收購項目、成立合資公司或組成業務聯盟，抓緊中國內地的增長契機，令其業務得以壯大。

中國西部地區現代化發展，將為該地區之省份提供極大經濟增長空間，預期在未來數年內對水泥及礦渣微粉等建材的需求量會大大提高。而由於地理環境的因素，市場需求多數將由本地供應所滿足。雲南省位處中國西部開發地區，又是中國內陸與其他亞洲國家(如泰國、老撾、緬甸等)連接的地區，依照中央政府對西部地區實施推動經濟發展的措施，以及加強與周邊國家的經濟聯繫，雲南省獲准向符合資格的新投資項目授出若干如稅務寬減等優惠。合資公司為其中一項符合資格的投資項目。於合資公司的投資，也為嘉華建材進入中國西部市場打下基礎。

註冊資本將由甲方出資50%(相等於人民幣150,000,000元,約141,400,000港元)、乙方出資30%(相等於人民幣90,000,000元,約84,840,000港元)、丙方出資18.692%(相等於人民幣56,080,000元,約52,870,000港元)及丁方出資1.308%(相等於人民幣3,920,000元,約3,700,000港元)。

甲方及丙方將以各自於供合資公司將來使用之一間現有水泥和熔渣廠之資產及生產設施之方式,包括廠房、建築物、機器及電子設備,為其各自應佔之註冊資本出資。該等資產及生產設施已經由有合資格中國會計師事務所及估值師雲南天贏會計師事務所有限公司按重置估值基準根據中國法律作出評估。於二零零四年五月二十五日發出估值報告,而該份由估值師作出之報告並非供本通函刊載之用。誠如估值報告所述,於二零零四年三月三十一日之估值較甲方及丙方合共註冊資本之出資額甚高,所高出之數目將被列作合資公司之負債。乙方及丁方將各自以現金為其應佔之註冊資本出資。

訂約各方將於合資公司獲發營業執照之日期起計三十日內出資註冊資本。營業執照預計將於二零零四年十月三十日或前後發出。

投資總額與註冊資本之差額將由合資公司安排之銀行借貸撥資。如貸款人(將為本公司之獨立第三方)提出要求,合資公司之股東將同意以合資公司之資產作為抵押品,或按各股東於合資公司之股權所佔之比例個別提供擔保。

合資公司董事會之組成: 合資公司董事會將由七名董事組成。甲方有權委任四名董事、乙方有權委任兩名董事及丙方有權委任一名董事。

董事會主席將由甲方委任。

水泥建材有限公司之中外合資公司。根據上市規則,此乃構成本公司之須予披露的交易。本通函旨在提供 閣下合資合同之詳情。

合資合同

日期:	二零零四年八月十九日
訂約各方:	(1) 昆明鋼鐵控股有限公司(甲方),一間於中國成立之國有企業,其主要業務為持有及管理多項國有資產及業務,包括雲南之鋼材及水泥業務
	(2) 利達投資有限公司(乙方),嘉華建材之間接全資附屬公司及本公司之非全資附屬公司
	(3) 雲南華雲實業總公司(丙方),一間於中國成立之集體企業,其主要業務為鋼材及水泥生產
	(4) 安寧市投資有限公司(丁方),一間於中國成立之國有企業,其主要業務為投資及管理國有資產及基金
	就董事所深知、理解及確信,並於作出一切合理查詢後得知,甲方、丙方及丁方及彼等之最終實益擁有者為與本公司、本公司或其任何附屬公司之任何董事、行政總裁或主要股東,或彼等各自之聯繫人(定義見上市規則)概無關連之獨立第三者。
合資公司之業務目標:	成立合資公司之主要目的為製造、銷售及分銷水泥、礦渣微粉及相關產品。
合資公司之註冊資本及投資總額:	合資公司之投資總額為人民幣500,000,000元(約471,000,000港元),當中包括註冊資本人民幣300,000,000元(約283,000,000港元)。



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉 華 國 際 集 團 有 限 公 司
(於百慕達註冊成立之有限公司)

執行董事:　　　　　　　　　　　　　　　　　　　　註冊辦事處:

呂志和博士,MBE,太平紳士,LLD,DSSc (主席)　　　Canon's Court

呂耀東 (董事總經理)　　　　　　　　　　　　　　　22 Victoria Street

倫贊球 (副董事總經理)　　　　　　　　　　　　　　Hamilton HM 12

許淇安,GBS,CBE,QPM,CPM　　　　　　　　　　Bermuda

羅志聰

鄧呂慧瑜　　　　　　　　　　　　　　　　　　　　香港主要辦事處:

　　　　　　　　　　　　　　　　　　　　　　　　香港

非執行董事:　　　　　　　　　　　　　　　　　　　北角

鍾逸傑爵士,KBE,GBM,CMG,Hon. RICS,太平紳士*　渣華道191號

梁文建,CBE,太平紳士　　　　　　　　　　　　　嘉華國際中心

吳樹熾博士,CBE,LLD,太平紳士*　　　　　　　　29樓

黃乾亨博士,GBS,太平紳士,LLD,DH*

李東海博士,GBS,LLD,太平紳士*

陳有慶博士,GBS,LLD,太平紳士*

張惠彬博士,太平紳士*

廖樂柏*

*　獨立非執行董事

敬啟者:

須 予 披 露 的 交 易

成 立 於 雲 南 生 產 建 材 之 合 營 企 業

緒言

　　董事會聯同嘉華建材董事會公佈,於二零零四年八月十九日,乙方 (嘉華建材之間接全資附屬公司及本公司之非全資附屬公司) 訂立合資合同,於中國雲南成立稱為雲南昆鋼嘉華

「丙方」	指	雲南華雲實業總公司，一間於中國成立之集體企業
「丁方」	指	安寧市投資有限公司，一間於中國成立之國有企業
「中國」	指	中華人民共和國
「人民幣」	指	中國法定貨幣人民幣
「證券及期貨條例」	指	證券及期貨條例
「聯交所」	指	香港聯合交易所有限公司

在本通函內，除非文義另有所指，否則下列詞語具有以下涵義：

「董事會」	指	董事會
「本公司」	指	嘉華國際集團有限公司(K. Wah International Holdings Limited)，一間於百慕達註冊成立之公司，其股份在聯交所上市
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區
「合資公司」	指	雲南昆鋼嘉華水泥建材有限公司，一間根據合資合同將成立之中外合資經營公司，甲方持有50%權益、乙方持有30%權益、丙方持有18.692%權益及丁方持有1.308%權益
「合資合同」	指	甲方、乙方、丙方及丁方就成立合資公司於二零零四年八月十九日訂立之中外合資經營合同
「嘉華建材」	指	嘉華建材有限公司，一間於香港註冊成立之公司，其股份於聯交所上市，及為本公司擁有67%權益之附屬公司
「嘉華建材董事會」	指	嘉華建材之董事會
「最後可行日期」	指	二零零四年九月八日，即本通函付印前之最後可行日期
「上市規則」	指	聯交所證券上市規則
「甲方」	指	昆明鋼鐵控股有限公司，一間於中國成立之國有企業
「乙方」	指	利達投資有限公司，一間於英屬處女群島註冊成立之公司，為嘉華建材之間接全資附屬公司及本公司之非全資附屬公司

目　錄

此 乃 要 件　　請 即 處 理

閣下如對本通函各方面或應採取之行動有疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之K. Wah International Holdings Limited嘉華國際集團有限公司股份全部售出或轉讓，應立即將本通函送交買主，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉 華 國 際 集 團 有 限 公 司
(於百慕達註冊成立之有限公司)
(股份代號：173)

須 予 披 露 的 交 易

成 立 於 雲 南 生 產 建 材 之 合 營 企 業

二零零四年九月十日



K. WAH INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 173)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The board of Directors (the "Board") of K. Wah International Holdings Limited (the "Company") is pleased to announce the appointment of Mr. Robert George Nield as an independent non-executive director of the Company with effect from 8th September 2004.

Mr. Nield, aged 52, is a Fellow of The Institute of Chartered Accountants in England and Wales and has over 30 years of experience in professional auditing and accounting.

Mr. Nield worked for PricewaterhouseCoopers ("PwC") (formerly Price Waterhouse) from 1980 to 2002. He was admitted as an audit partner in 1985 and, in addition to managing a portfolio of audit clients, he was from time to time in charge of PwC's Computer Audit, Continuing Education and Human Resources Departments. He retired from PwC in June 2002. Apart from being an independent non-executive director of the Company, he did not hold any directorship in any listed public company in the past three years.

Mr. Nield was also appointed as an audit committee member of the Company on the same day. Save as disclosed, Mr. Nield does not hold any other positions with the Company or any of its subsidiaries.

Mr. Nield's service contract provides for a fixed term of 3 years. The amount of emoluments payable to Mr. Nield comprise annual director's fee and audit committee member's fee which will be determined by the Board and approved by shareholders of the Company at the subsequent year's annual general meeting. His emoluments are determined by reference to his duties and responsibilities with the Company, the Company's performance and profitability, the Company's remuneration policy and the market benchmark.

Other than his being an independent non-executive director of the Company, Mr. Nield does not have any relationships with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the date of this announcement, Mr. Nield did not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

The Board would like to express its warm welcome to Mr. Nield on his appointment. Save as disclosed above, the Board is not aware of any other information which should be brought to the attention of the shareholders of the Company in relation to the appointment of Mr. Nield as an independent non-executive director of the Company.

As at the date of this announcement, the executive directors of the Company are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu. The non-executive director is Mr. Michael Leung Man Kin and the independent non-executive directors are Sir David Akers-Jones, Dr. Alex Wu Shu Chih, Dr. Philip Wong Kin Hang, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 8th September 2004



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉 華 國 際 集 團 有 限 公 司

（於百慕達註冊成立之有限公司）

（股份代號：173）

委 任 獨 立 非 執 行 董 事

嘉華國際集團有限公司（「本公司」）之董事會（「董事會」）欣然宣佈，廖樂柏先生已獲委任為本公司之獨立非執行董事，由二零零四年九月八日起生效。

廖先生現年52歲，彼為英格蘭及威爾斯特許會計師學會之資深會員，於專業審計及會計方面擁有逾三十年經驗。

廖先生於一九八零年至二零零二年間任職於羅兵咸永道會計師事務所（「羅兵咸」）（前稱羅兵咸會計師事務所）。彼於一九八五年獲委任為羅兵咸之審計合夥人，負責管理審計客戶組合，並同時掌管羅兵咸之電腦審計、持續教育及人力資源部門。彼於二零零二年六月辭任羅兵咸後退休。廖先生除出任本公司之獨立非執行董事外，於過往三年內並無在任何上市公眾公司擔任任何董事職務。

廖先生亦於同日獲委任為本公司之審核委員會成員。除所披露者外，廖先生並無於本公司或其任何附屬公司擔當任何其他職位。

廖先生訂有為期三年之服務合約。應付予廖先生之酬金包括每年度之董事袍金及審核委員會成員袍金，兩者均將由董事會建議並經本公司股東於隨後一屆股東週年大會上批准。彼之酬金乃參照其於本公司之職責及責任、本公司之表現及盈利能力、本公司之酬金政策以及市場基準而釐定。

除出任本公司之獨立非執行董事外，廖先生與本公司任何董事、高級管理人員或主要股東或控股股東概無任何關係。

於本公佈日期，廖先生並無持有香港法例第571章證券及期貨條例第XV部所指之本公司任何股份權益。

董事會謹此對廖先生之委任致以熱烈歡迎。除上文所披露者外，董事會並不知悉就委任廖先生為本公司獨立非執行董事一事，有任何其他需要本公司股東知悉之資料。

於本公佈日期，本公司之執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士；非執行董事為梁文建先生；而獨立非執行董事為鍾逸傑爵士、吳樹熾博士、黃乾亨博士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

承董事會命
公司秘書
湯鉅南

香港，二零零四年九月八日



K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 27)

ANNOUNCEMENT OF INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30TH JUNE 2004

INTERIM RESULTS

The Directors of K. Wah Construction Materials Limited (the "Company") are pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively referred to as the "Group") for the six months ended 30th June 2004 as follows:

The Group's turnover for the six months ended 30th June 2004 was HK$617,478,000, representing an increase of HK$101,895,000 over the corresponding period last year.

The Group's unaudited profit attributable to shareholders for the six months ended 30th June 2004 amounted to HK$11,063,000, representing a decrease of HK$20,080,000 over the corresponding period last year.

INTERIM DIVIDEND

The Board of Directors has resolved to pay an interim dividend of 1 cent per share (2003: 1 cent scrip dividend with cash option), totalling HK$12,817,000 for the six months ended 30th June 2004 (2003: HK$12,478,000) to shareholders whose names appear on the register of members of the Company at the close of business on 4th October 2004. The Board has also resolved that such dividend should take the form of a scrip dividend with shareholders being given the option of receiving cash in place of part or all of the scrip dividend. A circular containing details of the scrip dividend will be sent to shareholders of the Company in due course.

CONSOLIDATED PROFIT AND LOSS STATEMENT
For The Six Months Ended 30th June 2004

	Note	2004 HK$'000	2003 HK$'000
Turnover	2	617,478	515,583
Cost of sales		(592,245)	(488,378)
Gross profit		25,233	27,205
Other revenues		11,819	12,182
Other operating income		4,436	31,593
Administrative expenses		(27,405)	(27,851)
Other operating expenses		(5,416)	(7,491)
Operating profit		8,727	35,638
Finance costs		(1,843)	(3,619)
Share of profits less losses of			
Jointly controlled entities		4,565	1,523
Associated companies		1,308	341
Profit before taxation		12,757	33,883
Taxation (charge)/credit	4	(2,034)	1,019
Profit after taxation		10,723	34,902
Minority interests		340	(3,759)
Profit attributable to shareholders		11,063	31,143
Interim dividend		12,817	12,478
		HK cents	HK cents
Earnings per share	6	0.9	2.5

CONSOLIDATED BALANCE SHEET
As at 30th June 2004

	Note	30th June 2004 HK$'000	31st December 2003 HK$'000
Non-current assets			
Property, plant and equipment		802,503	802,153
Jointly controlled entities		261,301	237,449
Associated companies		16,963	16,098
Other non-current assets		286,081	240,727
		1,366,928	1,296,427
Current assets			
Inventories		92,960	68,716
Debtors and prepayments		508,338	482,310
Tax recoverable		2,299	8,773
Other investments		3,731	5,150
Cash and bank balances		78,940	306,054
		686,268	870,703

The Board of Directors declares an interim scrip dividend of 1 cent per share (2003: 1 cent) with a cash option, totalling HK$12,817,000 for the six months ended 30th June 2004 (2003: HK$12,478,000) to shareholders whose names appear on the register of members of the Company at the close of business on 4th October 2004. This amount will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2004.

Earnings Per Share

The calculation of earnings per share is based on profit attributable to shareholders of HK$11,063,000 (2003: HK$31,143,000) and the weighted average number of 1,265,589,484 shares (2003: 1,243,208,000 shares) in issue during the period.

The diluted earnings per share is not presented as the exercise of the share options outstanding as at 30th June 2004 would not have a dilutive effect on the earnings per share.

Debtors and Prepayments

	30th June 2004 HK$'000	31st December 2003 HK$'000
Trade debtors (note a)	425,709	345,050
Loan to a fellow subsidiary (note b)	70,000	70,000
Other receivable	58,975	29,330
Prepayments	23,654	37,930
	508,338	482,310

(a) The Group has established credit policies, which follow local industry standard. The Group normally allows an approved credit period ranging from 30 to 60 days for customers in Hong Kong and 120 to 180 days for customers in Mainland China. These are subject to periodic review by management.

The aging analysis of the Group's trade debtors based on the dates of the invoices and net of provision for bad and doubtful debts is as follows:

	30th June 2004 HK$'000	31st December 2003 HK$'000
Within one month	111,186	127,199
Two to three months	170,620	141,138
Four to six months	78,961	57,015
Over six months	64,942	19,698
	425,709	345,050

(b) In July 2002, the Group granted a guaranteed unsecured revolving loan facility of HK$320 million to a fellow subsidiary. The loan carries interest at 2.35% per annum above three-month HIBOR, with maturity of three years and an option to extend the maturity for further one or two years.

Creditors and Accruals

	30th June 2004 HK$'000	31st December 2003 HK$'000
Trade creditors	164,663	138,256
Other creditors	57,482	82,734
Accrued operating expenses	74,378	82,032
Deposits received	3,716	5,811
	300,219	288,923

The aging analysis of the Group's trade creditors based on the dates of the invoices is as follows:

	30th June 2004 HK$'000	31st December 2003 HK$'000
Within one month	70,412	81,664
Two to three months	60,635	38,658
Four to six months	19,554	9,849
Over six months	14,062	8,095
	164,663	138,266

MANAGEMENT DISCUSSION AND ANALYSIS

Review of Operation

Turnover and profit attributable to shareholders for the six months ended 30th June 2004 was HK$617 million and HK$11 million as compared to HK$516 million and HK$31 million respectively for the corresponding period last year, representing an increase in turnover of 20% and a decrease in profit of 65%. The profit attributable to shareholders for the corresponding period last year included a gain on disposal of operating rights of HK$28 million. When excluding such gain the profit attributable to shareholders for the current period has in fact improved as compared to last year.

With the economic initiatives taken by the Central Government, the overall sentiments in Hong Kong have begun to improve. The economy of Hong Kong is now at its early stage of recovery and it will gradually feed through all sectors of the society. The construction industry, in particular, will benefit from the economic recovery. Along such environment the market condition for construction materials business in Hong Kong is expected to improve gradually. The Group, however, will continue to maintain a cost efficient operation so as to alleviate the effect brought about by low market demand situation. On the other hand, the Group has continued to explore new business opportunities around the area to improve profit contribution. The Group's new ready-mixed concrete operation at Daya Bay, Huidong supplying ready-mixed concrete to the CNOOC and Shell Petrochemical Complex at Huizhou has begun making profit contribution as planned. The Group's concrete pile factory at Shenzhen which commenced operation in February this year has successfully established a market locally and the products were well received by the customers.

Current Assets / Liabilities

	Note	2004 HK$'000	2003 HK$'000
Inventories		92,960	68,716
Debtors and prepayments		508,338	482,310
Tax recoverable		2,359	8,173
Other investments		3,731	5,150
Cash and bank balances		78,940	306,354
		686,368	870,703
Current liabilities			
Creditors and accruals		300,219	288,923
Current portion of long-term loans		10,000	10,000
Short-term bank loans, unsecured		49,719	90,000
Tax payable		370	—
Dividend payable		12,690	601
	7	372,998	389,524
Net current assets	8	313,370	481,179
		1,680,298	1,777,606
Financed by:			
Share capital		127,103	125,893
Reserves		1,294,308	1,288,370
Shareholders' funds		1,421,411	1,414,263
Minority interests		147,800	147,891
Long-term loans		96,745	200,800
Non-current liabilities		14,338	14,652
		1,680,298	1,777,606

NOTES TO THE FINANCIAL STATEMENTS

1. Accounting Policies

The financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain properties and investments, and in accordance with Hong Kong Financial Reporting Standards. The interim financial information has been presented in accordance with Statement of Standard Accounting Practice 25 "Interim Financial Reporting", issued by the Hong Kong Institute of Certified Public Accountants.

The accounting policies adopted for the preparation of these financial statements are consistent with those described in the 2003 Annual Report. These financial statements should be read in conjunction with the 2003 Annual Report.

2. Segment Information

The Group is principally engaged in manufacture, sale and distribution of construction materials.

	Turnover 2004 HK$'000	Turnover 2003 HK$'000	Operating profit 2004 HK$'000	Operating profit 2003 HK$'000
Sales of construction materials				
Hong Kong	219,610	276,536	3,825	10,245
Mainland China	397,868	239,047	4,902	25,393
	617,478	515,583	8,727	35,638

3. Operating Profit

Operating profit is stated after crediting and charging the following:

	2004 HK$'000	2003 HK$'000
Crediting		
Profit on disposal of property, plant and equipment	32	205
Interest income	4,868	5,731
Gain on disposal of operating rights	—	23,250
Amortisation of negative goodwill	315	318
Charging		
Amortisation:		
Quarry site development	671	720
Overburden removal costs	8,268	6,898
Depreciation	39,681	32,243
Operating lease rental for land and buildings	6,530	7,167
Royalty	1,679	1,402
Unrealised loss on listed investments	1,419	—
Loss on disposal of listed investments	2,893	—
Unrealised loss on long-term investments	538,639	421,592
		1,365

4. Taxation (Charge)/Credit

	2004 HK$'000	2003 HK$'000
Company and subsidiaries		
Hong Kong profits tax	(42)	(531)
Mainland China profits tax	(1,270)	(1,130)
Deferred taxation	—	3,081
Jointly controlled entities	(1,312)	1,397
Associated China profits tax	(279)	(376)
Hong Kong profits tax	(443)	—
	(2,056)	1,019

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits for the period. Taxation assessable on profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which these profits arose.

5. Dividends

	2004 HK$'000	2003 HK$'000
2003 Final scrip dividend with a cash option, payable, of HK1.0 cent per share	12,690	—
2002 Final scrip dividend with a cash option, paid, of HK1.0 cent per share		
Scrip	—	1,958
Cash	—	10,434
	12,690	12,432

Hong Kong is now at its early stage of recovery and it will gradually feed through all sectors of the society. The construction industry, in particular, will benefit from the economic recovery. Along such environment the market condition for construction materials business in Hong Kong is expected to improve gradually. The Group, however, will continue to maintain a cost efficient operation so as to alleviate the effect brought about by low market demand situation. On the other hand, the Group has continued to explore new business opportunities around the area to improve profit contribution. The Group's new ready-mixed concrete operation at Daya Bay, Huidong supplying ready-mixed concrete to the CNOOC and Shell Petrochemical Complex at Huizhou has begun making profit contribution as planned. The Group's concrete pile factory at Shenzhen which commenced operation in February this year has successfully established a market locally and the products were well received by the customers.

In the mainland market, the unstable raw materials prices in the first half of the year have affected the performance of our operations. With the introduction of austerity measures by the Central Government recently, the rapidly rising raw materials prices have begun to stabilize. As regard to the new projects, all of them were proceeding as planned during the period. It is envisaged that the Group's performance will be further enhanced when all these projects gradually phase into operation.

In respect of technology investment, the Group continues to maintain a balanced investment portfolio similar to that of last year.

Looking forward, the Group will continue its strategy to capture potential opportunities to expand its products range with high value added, high entry barrier and environmental friendly nature. On 19th August 2004, the Group has entered into a joint venture contract with Kunming Steel Group to establish an equity joint venture company in Yunnan, PRC of which the Group will hold a 30% interest. The joint venture company shall be named Yunnan Kungang & K. Wah Cement Construction Materials Co. Ltd. for the manufacture, sale, and distribution of cement and slag and related products. The Group will also seize the valuable business opportunities bring about by closer economic cooperation among the Pan Pearl River Delta region.

Liquidity and Financial Resources

The financial position of the Group continued to remain strong during the period. The shareholders' funds at 30th June 2004 was HK$1,421 million similar to that at 31st December 2003 of HK$1,414 million and the Group's gross assets employed also maintained at HK$1,680 million as compared to HK$1,778 million at 31st December 2003.

The Group's liquidity position remains strong and the Group possesses sufficient cash and substantial banking facilities to meet its working capital requirements and future acquisitions and investments.

Gearing Ratio

The gearing ratio, defined as the ratio of total loans outstanding less cash balances to total assets, was at a low level of 4% at 30th June 2004. At 31st December 2003, the gearing ratio was practically at a debt free level.

Treasury Policy

The Group continues to adopt a conservative treasury policy with all bank deposits in either Hong Kong Dollars, United States Dollars or in the local currencies of the operating subsidiaries, keeping a minimum exposure to foreign exchange risks. All of the Group's borrowings are in either Hong Kong Dollars or Renminbi. Forward foreign exchange contracts are utilised when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposure. The Group has not engaged in the use of other derivative products, which are considered not necessary for the Group's treasury management activities.

Charges on Group Assets

Land and buildings with net book values of HK$229,297,000 (31st December 2003: HK$231,966,000) have been pledged to secure banking facilities.

Contingent Liabilities

The Company has executed guarantees in favour of banks in respect of facilities granted to subsidiaries amounting to HK$288,240,000 (31st December 2003: HK$291,516,000). At 30th June 2004, the facilities utilised amounted to HK$154,474,000 (31st December 2003: HK$108,490,000).

Employees and Remuneration Policy

The Group, excluding associated companies and jointly controlled entities, employs around 1,900 employees in Hong Kong and Mainland China. Employee costs, excluding Directors' emoluments, amounted to HK$72 million.

The Group recruits and promotes individuals based on their competencies, merit and development potential and ensures remuneration packages are competitive. The Group has implemented a share option scheme for executives from 1991 following approval by its shareholders for the purpose of providing competitive package and long term retention of management talents. Likewise in Mainland China, employees' remuneration is commensurate with market levels with emphasis on provision of training and development opportunities.

SHARE CAPITAL

The Company has not redeemed any of its shares during the six months ended 30th June 2004. Neither the Company nor any of its subsidiary companies have purchased or sold any of the Company's shares during the six months ended 30th June 2004.

AUDIT COMMITTEE

Having been reviewed by the Company's Auditors, PricewaterhouseCoopers, the Group's interim financial information for the six months ended 30th June 2004 was reviewed by the Audit Committee ("Committee"). Regular meetings have been held by the Committee which meets at least twice each year.

CLOSE OF REGISTER

The register of members will be closed from 27th September 2004 to 4th October 2004, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the dividend, shareholders must ensure that all transfers together with the relevant share certificates are lodged with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration no later than 4:00 p.m. on 24th September 2004.

CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30th June 2004, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("the Exchange").

PUBLICATION OF FURTHER INFORMATION

All information required by paragraphs 46(1) to 46(6) inclusive of Appendix 16 of the Rules Governing the Listing of Securities on the Exchange in force prior to 31st March 2004, which remain applicable to results announcements in respect of accounting periods commencing before 1st July 2004 under the transitional arrangements, will be published on the Company's and the Exchange's websites in due course. The Group's unaudited interim financial statements have been reviewed by the Company's auditors PricewaterhouseCoopers, and a report of their review will be included in the Interim Report to Shareholders.

DIRECTORS

As at the date of this announcement, the executive directors are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu and Mr. Joseph Chee Ying Keung. The independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. Moses Cheng Mo Chi and Mr. James Ross Ancell.

By Order of the Board
Steven Teng Kui Nam
Company Secretary

Hong Kong, 8th September 2004

Registered Office:
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong

Website: www.kwcml.com

嘉華建材有限公司

(本公司於百慕達註冊成立之有限公司)

(股票代號：27)

截至二零零四年六月三十日止之六個月中期業績公佈

中期業績

嘉華建材有限公司(「本公司」)董事會欣然宣佈，本公司及其附屬公司(簡稱「本集團」)截至二零零四年六月三十日止之六個月之業績綜合摘要如下：

本集團截至二零零四年六月三十日營業額為港幣617,478,000元，較去年同期增加港幣101,895,000元。

本集團截至二零零四年六月三十日止之六個月之稅後溢利為港幣11,063,000元，較去年同期減少港幣20,080,000元。

中期股息

董事會議決就截至二零零四年六月三十日止之六個月之中期股息，每股派發港幣1仙(二零零三年：港幣1仙)，即派發總額港幣12,817,000元(二零零三年：港幣12,478,000元)，將於二零零四年十月四日以現金派發予本公司股東名冊內之股東，此項股息將於二零零四年十月三十日或之前派付。董事會並議決以股代息之計劃向股東提供以股代息，惟股東可選擇收取現金或以股代息之或全部股息，一份載有以股代息詳情之通函將寄予本公司之股東。

綜合損益表

截至二零零四年六月三十日止之六個月

	附註	二零零四年六月三十日 千元	二零零三年 千元
營業額	2	617,478	515,583
銷售成本		(592,245)	(488,378)
毛利		25,233	27,205
其他收益		11,819	12,182
行政費用		4,496	31,593
其他經營費用		(27,405)	(27,851)
		(5,416)	(7,491)
經營溢利	3	8,727	35,638
財務費用		(1,843)	(3,619)
應佔合資利減虧損			
應佔聯營公司		4,565	1,523
攤佔		1,308	341
除稅前溢利		12,757	33,883
稅項(支出)/抵免	4	(2,034)	1,019
除稅後溢利		10,723	34,902
少數股東佔溢利		340	(3,759)
股東應佔溢利		11,063	31,143
中期股息		12,817	12,478
每股盈利	6	0.9	2.5

綜合資產負債表

二零零四年六月三十日

	附註	二零零四年六月三十日 千元	二零零三年十二月三十一日 千元
非流動資產			
物業、機器及設備		802,583	802,153
共同控制實體		261,301	237,449
聯營公司		16,963	16,098
其他非流動資產		286,081	240,727
		1,366,928	1,296,427
流動資產			
存貨		92,960	68,716
應收賬款及預付款	7	508,338	482,310
可收回稅項		2,399	8,173
其他流動投資		3,731	5,150

5. 股息

	二零零四年 六月三十日 千元	二零零三年 六月三十日 千元
二零零三年末期特別股息及明金要普通股 每股港幣1.0仙		1,998
二零零三年末期列付現金股息普通股 每股港幣1.0仙		10,434
以現金派	12,690	12,432
	12,690	

6. 每股盈利

每股盈利乃按據股東應佔溢利港幣11,063,000元(二零零三年：港幣31,143,000元)及期內已發行股份1,265,589,484股(二零零三年：1,243,208,000股)之加權平均數計算。

7. 應收賬款及賬齡分析

賬款賬齡及預付款

	二零零四年 六月三十日 千元	二零零三年 十二月三十一日 千元
賬款賬齡(附註a)	425,709	345,050
信託公司與聯營公司		70,000
其他應收款	58,975	29,330
預付款	23,654	37,930
	508,338	482,310

(a) 本集團與賃與客地有限訂立契約之履行制定作出正固收款限理。本集團期內給予在香幣之客戶之信用期限一般為30天至60天，前在中國內地之客戶為120天至180天。此政策由管理層作定期檢討。

本集團之應收賬款和除未撇提壞賬之賬齡依業日期分析如下：

	二零零四年 六月三十日 千元	二零零三年 十二月三十一日 千元
一個月內	111,180	127,199
二至三個月	170,620	141,138
四至六個月	76,961	57,015
六個月以上	66,948	19,698
	425,709	345,050

(b) 本集團於二零零二年七月與再購公司增港幣330,000,000元以購入聯群使用政策，年利以本為百分二十三個月的特措存使用率分析如下：

	二零零四年 六月三十日 千元	二零零三年 十二月三十一日 千元
一個月內	164,663	138,266
二至三個月	57,463	62,794
四至六個月	74,378	82,052
六個月以全	3,716	5,811
	300,219	284,923

應付賬款及費用

	二零零四年 六月三十日 千元	二零零三年 十二月三十一日 千元
應付賬款	78,412	81,864
其他應付款	66,685	38,658
管理應付費用	19,564	9,649
已收收全	14,002	8,095
	164,663	138,266

管理層之討論及分析

業績檢討

截止二零零四年六月三十日止之六個月，本集團之營業額及股東應佔溢利分別為港幣617,000,000元及港幣11,000,000元，相比去年同期港幣516,000,000元及港幣31,000,000元，分別增加百分之二十及減少百分之六十五，去年之股東應佔溢利曾上較去年上升28,000,000元出售聯營之收益。若撇除此項收益，本年之股東應佔溢利實質上較去年微升。香港之整體經濟仍疲弱。在中央政府實施一系列經濟調控措施下，正正精實質至社會各...

綜合損益表附註

1. 會計政策

本賬目經按照本會計政策編製，並按未經審核及投資股權計算編製。及按期內資料按本身之分部業績為資料編製（中期財務報告準則編製）。

本會計政策與二零零三年年報一致。本財務編報載於二零三年年報。

2. 分部資料

本集團之主要業務包括－銷售及相關建築材料。

		營業額		業績
	二零零四年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元	二零零三年 港幣千元
建築材料科材料 普通石料 中國內地	219,610 397,868	276,536 239,047	3,825 4,902	10,245 25,393
	617,478	515,583	8,727	35,638

3. 經營溢利

經營溢利已計入及扣除下列項目：

	二零零四年 港幣千元	二零零三年 港幣千元
其他收入		
出售物業、廠房及設備收益	32	205
出售附屬公司收益	4,868	5,731
負債豁免	316	28,260
		316
扣除：		
石礦權之攤銷費用	871	720
物業折舊費用	32,081	6,898
土地、廠房及機器折舊基金	6,630	32,243
上市投資證券減值撥備	1,919	7,167
出售附屬公司減值	1,419	1,402
短期投資未實現虧損	421,592	
	538,639	1,365

4. 稅項

	二零零四年 港幣千元	二零零三年 港幣千元
本公司及附屬公司		
香港利得稅	(42)	(311)
中國內地所得稅	(1,270)	(1,133)
遞延稅項		3,061
	(1,312)	1,397
共同控制實體		
香港利得稅	(379)	(378)
聯營公司		
香港利得稅	(443)	
年度稅項	(2,804)	1,019

香港利得稅乃依按本期內估計應課稅溢利按稅率百分之十七點五（二零零三年：百分之十七點五）稅率計算。海外利得稅乃依照課稅溢利按有關國家之現行稅率計算。

承董事會命
公司秘書
[簽名]

香港，二零零四年九月八日

註冊辦事處：
香港
註冊地址：
中環
北角
香港道191號
益豐國際中心29樓
網址：www.kwmi.com



K. WAH INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 173)

K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 27)

JOINT ANNOUNCEMENT
DISCLOSEABLE TRANSACTION
ESTABLISHMENT OF A JOINT VENTURE
FOR PRODUCTION OF CONSTRUCTION MATERIALS IN YUNNAN

The KWIH Board and the KWCM Board announce that on 19 August 2004, Party B (an indirect wholly owned subsidiary of KWCM and a subsidiary of KWIH) entered into the Joint Venture Contract to establish a sino-foreign equity joint venture company in Yunnan, the PRC, to be named Yunnan Kungang & K. Wah Cement Construction Materials Co. Ltd. 雲南昆鋼嘉華水泥建材有限公司.

The total investment amount of the Joint Venture Company is RMB500 million (approximately HKD471 million), which shall include the registered capital of RMB300 million (approximately HKD283 million) and Party B shall contribute 30% thereto. The difference between the total investment amount and the registered capital will be funded by bank borrowings to be arranged by the Joint Venture Company. If required by the lenders, the shareholders shall agree to mortgage the assets of the Joint Venture Company as security or to provide guarantee in proportion to their respective equity interests in the Joint Venture Company.

The Joint Venture Contract is a discloseable transaction for each of KWIH and KWCM under the Listing Rules. A circular containing the details of the Joint Venture Contract will be despatched to the respective shareholders of KWIH and KWCM in due course.

The Joint Venture Contract

Date: 19 August 2004

Parties:
(1) 昆明鋼鐵控股有限公司 (Kunming Steel Holding Co., Ltd.) (Party A), a state-owned entity established in the PRC with principal business activities of holding and managing various state-owned assets and operations, including steel and cement operations in Yunnan

(2) Profit Access Investments Limited (Party B), an indirect wholly owned subsidiary of KWCM and a subsidiary of KWIH

(3) 雲南華雲實業集團公司 (Yunnan Huayun Industrial Holding Company) (Party C), a collective entity established in the PRC with principal business activities in steel and cement production

(4) 安寧市投資有限公司 (Anning Investment Co., Ltd.) (Party D), a state-owned entity established in the PRC with principal business activities of investing and managing state-owned assets and funds

To the best of the knowledge, information and belief of the respective directors of KWIH and KWCM and having made all reasonable enquiry, Party A, Party C and Party D and their respective ultimate beneficial owners are independent third parties not connected with KWIH or KWCM, any director, chief executive or substantial shareholder of KWIH or KWCM or any of their subsidiaries or their respective associates as defined in the Listing Rules.

Business objective of the Joint Venture Company: The Joint Venture Company shall be established for the principal purpose of manufacture, sale and distribution of cement and slag and related products.

Registered capital and total investment amount of the Joint Venture Company: The total investment amount of the Joint Venture Company is RMB500 million (approximately HKD471 million), which shall include the registered capital of RMB300 million (approximately HKD283 million).

The registered capital will be contributed as to 50% (equivalent to RMB150,000,000, approximately HKD141,400,000) by Party A, as to 30% (equivalent to RMB90,000,000, approximately HKD84,840,000) by Party B, as to 18.692% (equivalent to RMB56,080,000, approximately HKD52,870,000) by Party C and as to 1.308% (equivalent to RMB3,920,000, approximately HKD3,700,000) by Party D.

Party A and Party C shall contribute their respective shares of the registered capital in the form of assets and production facilities comprising workshops, buildings, machineries and electronic equipments of an existing cement and slag plant for the future use by the Joint Venture Company. These assets and production facilities have been valued by qualified valuers in accordance with PRC laws. Party B and Party D shall contribute their respective shares of the registered capital in cash.

The registered capital shall be contributed within 30 days from the date when the business licence of the Joint Venture Company is issued. The business licence is expected to be issued on or around 30 October 2004.

The difference between the total investment amount and the registered capital will be funded by bank borrowings to be arranged by the Joint Venture Company. If required by the lenders which will be independent third parties of KWIH and KWCM, the shareholders shall agree to mortgage the assets of the Joint Venture Company as security or to provide guarantee on several basis in proportion to their respective equity interests in the Joint Venture Company.

Board composition of the Joint Venture Company: The board of directors of the Joint Venture Company shall consist of seven directors. Party A shall be entitled to appoint four directors, Party B shall be entitled to appoint two directors and Party C shall be entitled to appoint one director.

The chairman of the board shall be appointed by Party A.

Profit sharing: The net profit of the Joint Venture Company after deducting tax and statutory reserves will be shared by the shareholders in proportion to their respective equity interests in the Joint Venture Company, as to 50% by Party A, as to 30% by Party B, as to 18.692% by Party C and as to 1.308% by Party D.

Term of the Joint Venture Company: 50 years from the date when the business licence of the Joint Venture Company is issued.

Source of funding

The investment of Party B in the Joint Venture Company will be funded by KWCM's internal resources. It is expected that there will be no material adverse impact on the cash flow and gearing ratio of KWCM. The Joint Venture Company is expected to be classified as a jointly controlled entity in the books

located in western region of the PRC that is undergoing development. It is also the inland region in the PRC that connects with other Asian countries, such as Thailand, Laos and Myanmar. Under the economic development initiatives of the Central government towards the western region, and in order to strengthen the economic relationship with the neighbouring countries, Yunnan Province is allowed to grant certain preferential treatments, such as tax incentives, to qualifying new investments. The Joint Venture Company is one of these qualifying investments. The investment in the Joint Venture Company will serve to establish a foundational foothold for KWCM in its entry to the western mainland China market.

Party A is the largest steel manufacturing enterprise in Yunnan Province and a sizeable national industrial conglomerate with strong competitiveness in the market. Party A has sinter resources, which will effectively enhance the cost competitiveness of cement and sinter powder products. This joint venture project with Party A involves innovative dry cement technology and also complies with policies enforced by mainland China in the construction materials production industry. Both the Boards of KWIH and KWCM regard Party A as a preferred cooperation partner for KWCM's business development in Yunnan Province as well as in the western region of the PRC. It is also believed that the cooperation will synergize parties' technology and competency and bring forth remarkable results.

The KWIH Board and the KWCM Board consider that the Joint Venture Contract is fair and reasonable and that the formation of the Joint Venture Company is in the best interest of KWIH and KWCM and their respective shareholders as it provides an opportunity for KWCM to further expand its business in mainland China and to capture the economic growth of the Greater China. The KWIH Board and the KWCM Board are of the view that this will help enhance the competitive edge and growth potential of KWIH and KWCM.

General

KWCM is an indirect 67% owned subsidiary of KWIH. The principal activities of KWIH are property investment and development in Hong Kong, mainland China and Singapore as well as investment holding in KWCM. The principal activities of KWCM are the manufacture, sale and distribution of construction materials in Hong Kong and mainland China.

Discloseable transaction

Based on the proportionate share of the registered capital of RMB90,000,000 (approximately HKD84,840,000) to be contributed by Party B to the Joint Venture Company and the maximum amount of guarantee of RMB60,000,000 (approximately HKD56,560,000) that may have to be provided by Party B under the Joint Venture Contract, if necessary, to secure future bank borrowings of the Joint Venture Company (being 30% of the difference between the total investment amount and the registered capital), the Joint Venture Contract constitutes a discloseable transaction for each of KWIH and KWCM under the Listing Rules. A circular containing the details of the Joint Venture Contract will be despatched to the respective shareholders of KWIH and KWCM in due course.

Terms used in this announcement

"HKD" — Hong Kong dollars, the lawful currency of Hong Kong

"Hong Kong" — the Hong Kong Special Administrative Region of the PRC

"Joint Venture Company" — Yunnan Kungang & K. Wah Cement Construction Materials Co. Ltd. 雲南昆鋼嘉華水泥建材有限公司, a sino-foreign equity joint venture company to be established pursuant to the Joint Venture Contract and to be held by Party A as to 50%, by Party B as to 30%, by Party C as to 18.692% and by Party D as to 1.308%.

"Joint Venture Contract" — the sino-foreign equity joint venture contract dated 19 August 2004 entered into between Party A, Party B , Party C and Party D in respect of the establishment of the Joint Venture Company

"KWCM" — K. Wah Construction Materials Limited, a company incorporated in Hong Kong the shares of which are listed on the Stock Exchange and a subsidiary of KWIH

"KWCM Board" — the Board of Directors of KWCM

"KWIH" — K. Wah International Holdings Limited, a company incorporated in Bermuda the shares of which are listed on the Stock Exchange and the holding company of KWCM

"KWIH Board" — the Board of Directors of KWIH

"Listing Rules" — Rules Governing the Listing of Securities on the Stock Exchange

"Party A" — 昆明鋼鐵控股有限公司 (Kunming Steel Holding Co., Ltd.), a state-owned entity established in the PRC

"Party B" — Profit Access Investments Limited, a company incorporated in the British Virgin Islands being an indirect wholly owned subsidiary of KWCM and a subsidiary of KWIH

"Party C" — 雲南華雲實業集團公司 (Yunnan Huayun Industrial Holding Company), a collective entity established in the PRC

"Party D" — 安寧市投資有限公司 (Anning Investment Co., Ltd.), a state-owned entity established in the PRC

"PRC" — the People's Republic of China

"RMB" — Renminbi, the lawful currency of the PRC

"Stock Exchange" — The Stock Exchange of Hong Kong Limited

As at the date of this announcement, the executive directors of KWIH are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu. The non-executive director is Mr. Michael Leung Man Kin and the independent non-executive directors are Sir David Akers-Jones, Dr. Alex Wu Shu Chih, Dr.





K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：173)

嘉華建材有限公司
(於香港註冊成立之有限公司)
(股份代號：27)

聯合公佈
須予披露的交易
成立於雲南生產建材之合營企業

嘉華國際董事會及嘉華建材董事會公佈，於二零零四年八月十九日，乙方(嘉華建材之間接全資附屬公司及嘉華國際之附屬公司)訂立合資合同，於中國雲南成立稱為雲南昆鋼嘉華水泥建材有限公司之中外合資公司。

合資公司之投資總額為人民幣500,000,000元(約471,000,000港元)，當中包括註冊資本人民幣300,000,000元(約283,000,000港元)，將由乙方出資30%。投資總額與註冊資本之差額將由合資公司安排之銀行借貸撥資。如貸款人提出要求，合資公司之股東將同意以合資公司之資產作為抵押品，或按各股東於合資公司之股權所佔之比例提供擔保。

根據上市規則，合資合同為嘉華國際及嘉華建材各自之須予披露的交易。一份載有合資合同詳情之通函，將於適當時間寄發予嘉華國際及嘉華建材各自之股東。

合資合同		
日期：		二零零四年八月十九日
訂約各方：	(1)	昆明鋼鐵控股有限公司(甲方)，一間於中國成立之國有企業，其主要業務為持有及管理多項國有資產及業務，包括雲南之鋼材及水泥業務
	(2)	利達投資有限公司(乙方)，嘉華建材之間接全資附屬公司及嘉華國際之附屬公司
	(3)	雲南華雲實業總公司(丙方)，一間於中國成立之集體企業，其主要業務為鋼材及水泥生產
	(4)	安寧市投資有限公司(丁方)，一間於中國成立之國有企業，其主要業務為投資及管理國有資產及基金

就嘉華國際及嘉華建材各自之董事所深知、理解及確信，並作出一切合理查詢後得知，甲方、丙方及丁方及彼等之最終實益擁有者為與嘉華國際或嘉華建材、嘉華國際或嘉華建材或其任何附屬公司之任何董事、行政總裁或主要股東，或彼等各自之聯繫人(定義見上市規則)概無關連之獨立第三者。

合資公司之業務目標：	成立合資公司之主要目的為製造、銷售及分銷水泥、礦渣微粉及相關產品。
合資公司之註冊資本及投資總額：	合資公司之投資總額為人民幣500,000,000元(約471,000,000港元)，當中包括註冊資本人民幣300,000,000元(約283,000,000港元)。

註冊資本將由甲方出資50%(相等於人民幣150,000,000元，約141,400,000港元)、乙方出資30%(相等於人民幣90,000,000元，約84,840,000港元)、丙方出資18.692%(相等於人民幣56,080,000元，約52,870,000港元)及丁方出資1.308%(相等於人民幣3,920,000元，約3,700,000港元)。

甲方及丙方將以各自供合資公司將來使用之一間現有水泥和熔渣廠之資產及生產設施之方式，包括廠房、建築物、機器及電子設備，為其各自應佔之註冊資本出資。該等資產及生產設施已悉由有資格估值師按照中國法律作出評估。乙方及丁方將各自以現金為其應佔之註冊資本出資。

訂約各方將於合資公司獲發營業執照之日期起計三十日內出資註冊資本。營業執照預計將於二零零四年十月三十日或前後發出。

投資總額與註冊資本之差額將由合資公司安排之銀行借貸撥資。如貸款人(為與嘉華國際及嘉華建材之獨立第三者)提出要求，合資公司之股東將同意以合資公司之資產作為抵押品，或按各股東於合資公司之股權所佔之比例個別提供擔保。

合資公司董事會之組成：	合資公司董事會將由七名董事組成。甲方有權委任四名董事、乙方有權委任兩名董事及丙方有權委任一名董事。
	董事會主席將由甲方委任。
利潤攤分：	合資公司經扣除稅項及法定儲備後之淨利潤，將由合資公司之股東按其各自於合資公司應佔之股權予以攤分，即甲方佔50%、乙方佔30%、丙方佔18.692%及丁方佔1.308%。
合資公司之經營期限：	於合資公司獲發營業執照之日期起計50年。

資金來源

乙方於合資公司之投資，將由嘉華建材之內部資源撥資。預計此舉不會對嘉華建材之現金流量及資產負債比率造成重大不利影響。合資公司預期於嘉華國際及嘉華建材之賬目中分類為共同控制實體。

組成合資公司之原因

嘉華建材之核心業務為於香港及中國內地製造、銷售及分銷建材。嘉華建材透過貼身式的收購項目、成立合資公司或組成業務聯盟，抓緊中國內地的增長契機，令其業務得以壯大。

中國西部地區現代化發展，將為該地區之省份提供極大經濟增長空間，預期在未來數年內對水泥及礦渣微粉等建材的需求量會大大提高。而由於地理環境的因素，市場需求多數將由陸與其他地區供應所滿足。雲南省位處中國西部開發地區，且為中國內地與其他亞洲國家(如緬甸、老撾、越南等)建接的地區，依照中央政府對西部地區賃施推動經濟發展的措施，以及加強與周邊國家的經濟聯繫，雲南省建造向符合資格的新投資項目提出若干如稅務寬減等優惠。合資公司為其中一項符合資格的投資項目。於合資公司的投資，也為嘉華建材進入中國西部市場打下基礎。

甲方為雲南省最大的鋼鐵生產企業和國家特大型工業企業，實力雄厚、市場競爭能力強。甲方擁有的礦源資源，可以有效地提升水泥和礦渣微粉產品的成本競爭力，而且本次與甲方合作的新型幹法水泥項目也是符合中國內地產業政策的建材生產項目。嘉華國際董事會及嘉華建材董事會認為，甲方是嘉華建材在雲南省內乃至中國西部地區發展業務的理想合作夥伴，並相信兩家公司的合作能夠充分發揮雙方各自的技術和實力，共同創造良好的效益。

嘉華國際董事會及嘉華建材董事會認為，合資合同乃公平合理，而成立合資公司符合嘉華國際及嘉華建材和彼等各自股東之最佳利益，因此舉為嘉華建材提供一個機會，於中國內地進一步擴充業務，從大中華區經濟之增長潛力中獲益。嘉華國際董事會及嘉華建材董事會認為，此舉有助嘉華國際及嘉華建材提高競爭力及業務增長動力。

一般事項

嘉華建材為嘉華國際間接擁有67%權益之附屬公司。嘉華國際之主要業務為於香港、中國內地及新加坡進行物業投資及發展，以及於嘉華建材之投資控股。嘉華建材之主要業務為於香港及中國內地製造、銷售及分銷建材。

須予披露的交易

就乙方將向合資公司註冊資本人民幣90,000,000元(約84,840,000港元)出資所佔之份額，以及乙方按需要根據合資合同為合資公司未來銀行借貸或會提供最高款額為人民幣60,000,000元(約56,560,000港元)(即投資總額與註冊資本差額之30%)之擔保，根據上市規則，合資合同對嘉華國際及嘉華建材各自構成須予披露的交易。一份載有合資合同詳情之通函，將於適當時間寄發予嘉華國際及嘉華建材各自之股東。

本公佈所用詞語

「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區
「合資公司」	指	雲南昆鋼嘉華水泥建材有限公司，一間根據合資合同將成立之中外合資經營公司；甲方持有50%權益、乙方持有30%權益、丙方持有18.692%權益及丁方持有1.308%權益
「合資合同」	指	甲方、乙方、丙方及丁方就成立合資公司於二零零四年八月十九日訂立之中外合資經營合同
「嘉華建材」	指	嘉華建材有限公司，一間於香港註冊成立之公司，其股份於聯交所上市，及為嘉華國際之附屬公司
「嘉華建材董事會」	指	嘉華建材之董事會
「嘉華國際」	指	嘉華國際集團有限公司(K. Wah International Holdings Limited)，一間於百慕達註冊成立之公司，其股份於聯交所上市，及為嘉華建材之控股公司
「嘉華國際董事會」	指	嘉華國際之董事會
「上市規則」	指	聯交所證券上市規則
「甲方」	指	昆明鋼鐵控股有限公司，一間於中國成立之國有企業
「乙方」	指	利達投資有限公司，一間於英屬處女群島註冊成立之公司，為嘉華建材之間接全資附屬公司及嘉華國際之附屬公司
「丙方」	指	雲南華雲實業總公司，一間於中國成立之集體企業
「丁方」	指	安寧市投資有限公司，一間於中國成立之國有企業
「中國」	指	中華人民共和國
「人民幣」	指	中國法定貨幣人民幣
「聯交所」	指	香港聯合交易所有限公司



K. WAH INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 173)

FINAL SCRIP DIVIDEND WITH CASH OPTION
FOR THE YEAR ENDED 31ST DECEMBER 2003

> The discounted market value of a share of the Company for the purpose of calculating the number of new shares to be allotted to the shareholders of the Company as the final scrip dividend for the year ended 31st December 2003 is HK$1.2065.

Further to the circular to shareholders of K. Wah International Holdings Limited (the "Company") dated 31st May 2004 describing arrangements for the payment of the final scrip dividend of HK$0.02 per ordinary share of HK$0.10 each of the Company ("Share"), the Company announces that for the purpose of calculating the number of Shares to be allotted by way of scrip dividend, the discounted market value of a Share is HK$1.2065.

The discounted market value is HK$1.2065, being the average of the closing prices of one Share on The Stock Exchange of Hong Kong Limited for the 5 trading days from 1st June 2004 to 7th June 2004, both days inclusive, which was HK$1.27, less five per cent discount, rounding down such figure to four decimal places as stated in the circular of the Company dated 31st May 2004.

Accordingly, under the scrip dividend arrangements, shareholders will receive the following number of Shares as scrip dividend on that part of their shareholdings in respect of which they have not made cash elections.

$$\text{Number of Shares held on 31st May 2004 for which cash election is not made} \quad \times \quad \frac{\text{HK\$0.02}}{\text{HK\$1.2065}}$$

The new Shares to be issued pursuant to the scrip dividend arrangements will rank pari passu in all respects with the existing issued Shares, except for the final dividend for the year ended 31st December 2003, and will rank in full for all future dividends and distributions which may be declared, made or paid.

Fractional entitlements to Shares will be disregarded and the benefit thereof will accrue to the Company.

It is expected that share certificates in respect of the Shares to be allotted as scrip dividend and dividend warrants of HK$0.02 per Share will be posted to shareholders at their own risk on 9th July 2004.

Shareholders who wish to receive all or part of their final dividend in cash in lieu of new Shares are reminded to complete the Form of Election and lodge it with the Company's Branch Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on 25th June 2004. Dealings in the new Shares to be allotted as the final scrip dividend will commence on 12th July 2004. Application has been made to The Stock Exchange of Hong Kong Limited for the listing of and permission to deal in the new Shares on 12th May 2004.

As at the date of this announcement, the executive directors of the Company are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu. The non-executive director is Mr. Michael Leung Man Kin and the independent non-executive directors are Sir David Akers-Jones, Dr. Alex Wu Shu Chih, Dr. Philip Wong Kin Hang, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing and Dr. Charles Cheung Wai Bun.

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 7th June 2004



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉 華 國 際 集 團 有 限 公 司
(於百慕達註冊成立之有限公司)
(股份代號:173)

截至二零零三年十二月三十一日止年度
之末期以股代息(附有選擇現金之權利)

用以計算配發予本公司股東作為截至二零零三年十二月三十一日止年度之末期以股代息之新股份數目之折讓市值為每股港幣1.2065元。

繼於二零零四年五月三十一日致K. Wah International Holdings Limited嘉華國際集團有限公司(「本公司」)股東概述以股代息之安排之通函後,本公司宣佈,用以計算配發本公司每股面值港幣0.10元股份(「股份」)之港幣0.02元代息股份數目之折讓市值為每股股份港幣1.2065元,

該折讓市值為港幣1.2065元,如本公司於二零零四年五月三十一日刊發之通函所述,乃由二零零四年六月一日起至二零零四年六月七日止五個交易日(首尾兩天包括在內)一股股份在香港聯合交易所有限公司之平均收市價港幣1.27元再折讓百分之五(約數至小數點後四個位)。

因此,根據該等以股代息安排,股東就彼等未有選擇收取現金作為股息之該部分股權可收取下列數目之代息股份:

於二零零四年五月三十一日
持有未有選擇收取現金之 　　　X　　　$\dfrac{港幣0.02元}{港幣1.2065元}$
股份數目

根據以股代息安排可予發行之新股份將在各方面與現有已發行股份享有同等權益(截至二零零三年十二月三十一日止年度之末期股息除外),可十足享有日後所宣佈、作出或派發之全部股息及分派。

零碎之股份配額將不予配發,其利益撥歸本公司所有。

預期將予配發以作為代息股份之股票及每股港幣0.02元之股息單將於二零零四年七月九日寄發予股東,如有郵誤,概由彼等負責。

股東如欲全部或部分以現金收取末期股息以代替新股份,務須於二零零四年六月二十五日下午四時前將選擇表格填妥並交回本公司在香港之股份過戶登記分處香港中央證券登記有限公司,地址為香港皇后大道東183號合和中心17樓1712-1716室。將予配發作為末期以股代息之新股份預期將於二零零四年七月十二日開始買賣。有關批准可予發行之新股份上市及掛牌買賣之申請已於二零零四年五月十二日提交香港聯合交易所有限公司。

於本公佈日期,本公司之執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士;非執行董事為梁文建先生;而獨立非執行董事為鍾逸傑爵士、吳樹熾博士、黃乾亨博士、李東海博士、陳有慶博士及張惠彬博士。

承董事會命
公司秘書
湯鉅南

香港,二零零四年六月七日

If you are in doubt as to any aspect of this circular or as to the actions to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in K. Wah International Holdings Limited, you should at once hand this circular and the accompanying Form of Election (if any) to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



K. WAH INTERNATIONAL HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 173)

Executive Directors:
Dr. Lui Che Woo, MBE, JP, LLD, DSSc *(Chairman)*
Francis Lui Yiu Tung *(Managing Director)*
Lennon Lun Tsan Kau *(Deputy Managing Director)*
Eddie Hui Ki On, GBS, CBE, QPM, CPM
William Lo Chi Chung
Paddy Tang Lui Wai Yu

Non-executive Directors:
Sir David Akers-Jones, KBE, GBM, CMG, Hon. RICS, JP*
Michael Leung Man Kin, CBE, JP
Dr. Alex Wu Shu Chih, CBE, LLD, JP*
Dr. Philip Wong Kin Hang, GBS, JP, LLD, DH*
Dr. Leo Lee Tung Hai, GBS, LLD, JP*
Dr. Robin Chan Yau Hing, GBS, LLD, JP*
Dr. Charles Cheung Wai Bun, JP*

* *Independent Non-executive Directors*

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

*Principal place of business in
  Hong Kong:*
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong

31st May 2004

To the Shareholders,

Dear Sir or Madam,

Final Scrip Dividend with Cash Option
for the Year Ended 31st December 2003

Introduction

At the annual general meeting of K. Wah International Holdings Limited (the "Company") held today, it was resolved that a final dividend for the year ended 31st December 2003 of HK$0.02 per issued share of the Company of HK$0.10 each (a "Share") be paid to shareholders

whose names appear on the register of members on 31st May 2004. It was also resolved that such dividend should be satisfied by way of scrip dividend by an allotment of new Shares credited as fully paid in accordance with the Memorandum of Association and Bye-Laws of the Company and that shareholders may elect to receive cash wholly or partly in lieu of the scrip dividend.

Particulars of the Final Dividend

Shareholders have the following choices in respect of the final dividend:

(i)   an allotment of new Shares ("New Shares") credited as fully paid and having an aggregate discounted market value (as defined below) equal to the total amount of final dividend which Shareholders could elect to receive in cash in respect of HK$0.02 per Share, subject to any fractional entitlement being disregarded as mentioned below; or

(ii) final dividend of HK$0.02 per Share in cash; or

(iii) partly New Shares and partly cash.

For the purpose of calculating the number of New Shares to be allotted, the discounted market value ("Discounted Market Value") of a New Share means the average of the closing prices of one Share on The Stock Exchange of Hong Kong Limited for the 5 trading days from 1st June 2004 to 7th June 2004 (both days inclusive), less 5% discount, rounding down such figure to four decimal places. It will not be possible to determine until the close of business on 7th June 2004 the exact number of New Shares to which a shareholder, electing to receive New Shares, will be entitled. A press announcement of the Discounted Market Value for the purpose of calculating the number of New Shares to be allotted by way of scrip dividend will be made on 8th June 2004. **The last day on which shareholders will be entitled to make their choice of the above alternatives is 25th June 2004.**

Accordingly, the number of New Shares which shareholders will receive, in respect of the existing Shares registered in their names as at 31st May 2004 and for which elections to receive the final dividend in cash are not lodged with the Company's branch share registrars in Hong Kong on or before 25th June 2004, will be calculated as follows:

$$\text{Number of New Shares to be received} = \text{Number of existing Shares held on 31st May 2004 for which cash election is not made} \times \frac{\text{HK\$0.02}}{\text{Discounted Market Value}}$$

The New Shares to be issued pursuant to the scrip dividend arrangements will rank pari passu in all respects with the existing issued Shares, except for the final dividend for the year ended 31st December 2003 and will rank in full for all future dividends and distributions which may be declared, made or paid. No shareholder will be entitled to be issued any fraction of a Share under the scrip dividend arrangements. Fractional entitlements to Shares will be disregarded and the benefit thereof will accrue to the Company.

Advantage of the Scrip Dividend

The scrip dividend will enable shareholders to increase their holdings of Shares without incurring dealing costs or stamp duty. The scrip dividend will also be to the advantage of the Company because, to the extent that shareholders elect to receive New Shares, in whole or in part, such cash as would otherwise have been paid to shareholders will be retained for use as working capital by the Company.

Effect of the Scrip Dividend

If elections to receive the final dividend in cash were received in respect of all the existing 1,982,139,748 Shares registered as at 31st May 2004, the total cash dividend payable by the Company would be approximately HK$39,643,000.

Shareholders of the Company should note that the scrip dividend may give rise to notification requirements under the Securities and Futures Ordinance for those shareholders who may have notifiable interests in the Company. Shareholders of the Company who are in any doubt as to how these provisions may affect them are recommended to seek their own professional advice.

The Company, being an exempted company incorporated in Bermuda, has been designated as non-resident for Bermuda exchange control purposes and has been granted an assurance by the Minister of Finance in Bermuda under the Exempted Undertakings Tax Protection Act 1966. Accordingly, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to the Company or any of its operations or Shares, debentures or other obligations of the Company provided that such assurance shall not be construed as to

(i)   prevent the application of any such tax or duty to such persons as are ordinarily resident in Bermuda;

(ii)   prevent the application of any tax payable in accordance with the provisions of the Land Tax Act, 1967 or otherwise payable in relation to the land leased to the Company.

Form of Election

Enclosed is a Form of Election. **No action is required if you wish the final dividend for the year ended 31st December 2003 which you are entitled to receive to be wholly satisfied by an allotment of new Shares on the abovementioned basis. Otherwise, if you wish to receive such dividend wholly in cash in lieu of New Shares, or partly in cash with the balance satisfied by an allotment of new Shares, you must complete the enclosed Form of Election in accordance with the instructions printed thereon and lodge it with the Company's Branch Share Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on 25th June 2004.** If you have signed the Form of Election but do not specify the number of Shares in respect of which you wish to receive the dividend in cash or, if you elect to receive the dividend in cash in respect of a greater number of Shares than your registered holding, then in either case you will be deemed to have exercised your election to receive the dividend in cash in lieu of New Shares in respect of all the Shares registered in your name(s). No acknowledgement of receipt of Form of Election will be issued. The Form of Election also enables you to elect to receive all future dividends wholly in cash in lieu of New Shares until notice in writing to cancel such election is received by the Registrars of the Company. Permanent elections cannot be made in respect of part of your registered holding.

The Form of Election has not been sent to shareholders who have previously made a permanent election to receive all future dividends wholly in cash. These shareholders will receive cash in lieu of scrip dividend for all the Shares for the time being registered in their names, without having to complete any further Form of Election. Any shareholder wishing to change these existing permanent elections should contact the Company's branch share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, before 4:00 p.m. on 25th June 2004.

Shareholders Resident Outside Hong Kong

All shareholders resident outside Hong Kong should consult their bankers or other professional advisers as to whether any governmental or other consents are required or other formalities need to be observed to enable them to receive Shares in satisfaction of the final dividend for the year ended 31st December 2003. No person receiving in any territory outside Hong Kong a copy of this letter and/or a Form of Election may treat the same as an invitation to him unless in the relevant territory such invitation could lawfully be made to him without having to comply with any unfulfilled registration or other legal requirements.

The Shares have not been registered under the applicable securities legislation of any jurisdictions other than Hong Kong. Your Board will exercise the discretion granted to it under the Bye-Laws of the Company not to allot New Shares as dividend to the shareholders with registered addresses in territories outside Hong Kong where, in the opinion of the Directors, it would or might, be unlawful or impracticable to allot New Shares in such places in satisfaction of the final dividend for the year ended 31st December 2003. These shareholders will receive such dividend and all future dividends wholly in cash. No Forms of Election will be sent to such shareholders.

Listing and Dealings

Shares issued by the Company have been admitted as eligible securities for deposit and settlement in the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited. Dealings in the Company's Shares may be settled through the Central Clearing and Settlement System. Investors should seek the advice of their stockbroker or other professional adviser for details of these settlement arrangements and how such arrangements will affect their rights and interests.

The Shares are listed and dealt in on The Stock Exchange of Hong Kong Limited. On no other stock exchanges are any part of the Shares of the Company listed or dealt in or on which listing or permission to deal is being or is proposed to be sought. Application has been made to The Stock Exchange of Hong Kong Limited for the listing of and permission to deal in the New Shares to be issued pursuant to the scrip dividend arrangements. It is expected that share certificates in respect of such Shares and dividend warrants will be posted at the risk of those entitled thereto on 9th July 2004 and dealings in such Shares will commence on 12th July 2004. In the unlikely event that the New Shares are not admitted to listing by The Stock Exchange of Hong Kong Limited before 9th July 2004, the Forms of Election will be disregarded and the full cash dividend will be paid to the entitled shareholders according to their registered shareholdings.

Recommendation and Advice

It is the shareholders' responsibility to decide in this regard whether or not to exercise their rights to receive cash in lieu of the scrip dividend. Whether or not it is to the shareholders' advantages to receive cash or New Shares, in whole or in part, depends upon their own individual circumstances. The effect on the tax position of any shareholder will depend on that shareholder's particular circumstances. If you are in any doubt as to what to do, you should consult your professional advisers. Shareholders who are trustees are recommended to take professional advice as to whether the choice to receive cash or New Shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

Yours faithfully,
Dr. Lui Che Woo
Chairman

身居香港以外之股東

所有居於香港以外地區之股東應諮詢彼等之銀行家或其他專業顧問，彼等是否必須獲得政府方面或其他方面之同意或辦理其他手續，方可收取股份作為截至二零零三年十二月三十一日止年度之末期股息。任何於香港以外地區之人士如接獲本函件及／或選擇表格，概不得將有關文件視作向其發出之邀請，除非該項邀請可在有關地區向其合法地發出而毋須符合任何未辦理之登記手續或其他法律規定。

股份並未根據香港以外任何司法地區之適用證券規例登記。董事會可行使其根據本公司之公司細則獲授予之酌情權，不向其登記地址乃在香港以外且董事認為配發新股作為股息，可能或將屬違法或不可行之地區之股東配發新股作為截至二零零三年十二月三十一日止年度之末期股息。該等股東收取之該項股息及日後收取之所有股息將全數以現金派發。彼等將不會獲發給選擇表格。

股份上市及買賣

本公司之股份已被納入香港中央結算有限公司設立及管理之中央結算及交收系統為合資格證券。投資者可透過中央結算系統交收買賣本公司股份。而投資者應就此等交收安排詳情及此等安排對其權利及權益之影響程度向其證券經紀或其他顧問徵詢意見。

股份在香港聯合交易所有限公司上市及掛牌買賣，本公司股份之任何部分概無在任何其他股票交易所上市或掛牌買賣，亦無進行或計劃在其他股票交易所申請上市及掛牌買賣。有關批准根據以股代息安排可予發行之新股上市及掛牌買賣之申請已提交香港聯合交易所有限公司。預期有關該等股份之股票及股息單將於二零零四年七月九日郵寄予應得人士；如有郵誤，概由收件人負責。預期該等股份可於二零零四年七月十二日開始買賣。倘在極不可能之情況下，新股於二零零四年七月九日前不獲香港聯合交易所有限公司批准上市，選擇表格將不被理會，全數為現金之股息將按其登記之股份支付予應得之股東。

推薦意見

在此等情況下，股東應否行使其權利，選擇收取現金以代替股份股息，為股東之責任。股東不論全部或部分收取現金或新股，對其有利與否，與其個人本身之情況有關。各股東所受到之稅務影響，將視乎其個別情況而定。如對於應採取之行動有任何疑問，應諮詢　閣下之專業顧問。身為信託人之股東應諮詢專業顧問之意見，以確定根據有關信託契約內之條款其是否有權選擇收取現金或新股及其影響。

此致

諸位股東　台照

主席
呂志和博士
謹啓

二零零四年五月三十一日

以股代息之影響

倘股東選擇將其名下於二零零四年五月三十一日已登記之全部現有1,982,139,748股股份,均收取現金作末期股息,則本公司須支付之現金股息總額將約為港幣39,643,000元。

本公司股東務請留意,以股代息可引致一些股東(其或有須具報權益)須遵照證券及期貨條例之規定作出通知。本公司股東如對此等規定對其帶來之影響有任何疑問,應諮詢個別專業顧問之意見。

作為一間於百慕達註冊成立之受豁免公司,就百慕達金融管制而言,本公司已被指定為非定居公司,並獲百慕達財務部(Minister of Finance)根據一九六六年豁免業務稅項保護法(Exempted Undertakings Tax Protection Act 1966)發出保證。因此,倘百慕達通過任何法例以實行按照溢利或收入、或任何資本資產、收益或增值、或遺產稅或繼承稅項性質計徵任何稅項,則任何該稅項將不適用於本公司或其業務運作或股份、本公司債券或其他債務,唯此項保證將不被視為

(i) 防止應用此稅項於任何定居於百慕達之人士;

(ii) 防止應用於依據一九六七年土地稅項法(Land Tax Act, 1967)而應繳之任何稅項或其他因租賃土地矛本公司而應繳之稅項。

選擇表格

隨函附奉選擇表格。倘 閣下擬按上述基準獲配發新股份作為 閣下有權收取之截至二零零三年十二月三十一日止年度之全數末期股息,則毋須辦理任何手續。惟倘 閣下擬全數收取現金以代替新股作為股息或部分以現金,而餘額以配發新股份作為股息,則須將隨附之選擇表格按照其上印列之指示填妥,最遲於二零零四年六月二十五日下午四時交回香港皇后大道東183號合和中心17樓1712-1716室本公司之股份過戶登記分處香港中央證券登記有限公司。倘 閣下簽妥選擇表格但未註明意欲收取現金股息之股數,或倘 閣下所選擇收取現金股息之股數較登記名下者多,則在此任何一種情況下, 閣下將被視作已選擇名下全部股份收取現金股息以代替新股。交來之選擇表格將不會獲發給收據。 閣下可選擇填交選擇表格,使 閣下日後所收取之股息全數為現金以代替新股,直至本公司之股份過戶登記分處接獲書面通知撤銷該項選擇指示為止。 閣下不得就名下部分股份固定選擇長期收取現金股息。

選擇表格不會寄予前已選擇長期收取現金股息之股東。該等股東無須填交任何其他選擇表格,其名下現時所登記之股份將全數收取現金替代股份股息。任何股東如欲改變其現有長期收取現金股息之選擇,請於二零零四年六月二十五日下午四時前與本公司於香港之股份過戶登記分處香港中央證券登記有限公司聯絡。

司每股面值港幣0.10元之已發行股份（「股份」）港幣0.02元予二零零四年五月三十一日名列股東名冊上之股東。同時亦決議應以股份作為股息方式，遵照本公司之公司組織章程大綱及公司細則，配發入賬列為繳足之新股份以派發該等股息，而股東可選擇全部或部分收取現金以替代股份股息。

末期股息詳情

有關此次末期股息，各位股東可選擇如下：

(i)　由本公司配發已繳足股款之新股（「新股」），獲發新股之總折讓市值（定義見下文）相等於股東應可選擇收取現金股息每股港幣0.02元之總額，唯須受下文所述規限，任何零碎股份配額將不予理會；或

(ii)　每股獲派末期股息現金港幣0.02元；或

(iii)　部分收取新股及部分收取現金。

為計算應配發新股之數目，每股新股之折讓市值（「折讓市值」）指由二零零四年六月一日起至二零零四年六月七日止（首尾兩天計算在內）五個交易日內一股股份於香港聯合交易所有限公司之平均收市價再折讓百分之五（只計算至小數點後四個數字）。因此，須待二零零四年六月七日辦公時間完結後方能確定選擇收取新股之股東所應獲發給之新股確實數目。有關用以計算配發代息股份之數目之折讓市值將刊登於二零零四年六月八日之新聞公佈內。**本公司股東有權作出上述選擇之最後日期為二零零四年六月二十五日。**

若股東未有於二零零四年六月二十五日或以前將選擇表格交回本公司於香港之股份過戶登記分處以選擇收取現金作末期股息，則就其名下於二零零四年五月三十一日已登記之現有股份而將可收取之新股數目，將按下列之公式計算：

$$應收新股股數 = \frac{於二零零四年五月三十一日}{持有未有選擇收取現金之現有股數} \times \frac{港幣0.02元}{折讓市值}$$

根據以股代息安排可予發行之新股將在各方面與現有已發行股份享有同等權益（截至二零零三年十二月三十一日止年度之末期股息除外），可十足享有日後所宣佈、作出或派發之全部股息及分派。任何股東概無權根據以股代息安排獲發行零碎之股份。零碎之股份配額將不予配發，其利益撥歸本公司所有。

以股代息之優點

以股代息將可令股東在無須支付買賣費用或印花稅的情況下增加其股份之持股量。對本公司而言，以股代息亦屬有利，股東就全部或部分股息選擇收取新股後，原來應派予股東之現金將可由本公司保留作為營運資金之用。

閣下如對本通函任何部分或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之K. Wah International Holdings Limited嘉華國際集團有限公司股份，應立即將本通函及附奉之選擇表格（如適用）送交買主或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部分內容而產生或因依賴該等內容而引致之任何損失承擔責任。



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉 華 國 際 集 團 有 限 公 司
（於百慕達註冊成立之有限公司）
（股份代號：173）

執行董事：
呂志和博士，MBE，太平紳士，LLD，DSSc（主席）
呂耀東（董事總經理）
倫贊球（副董事總經理）
許淇安，GBS；CBE；QPM；CPM
羅志聰
鄧呂慧瑜

非執行董事：
鍾逸傑爵士，KBE，GBM，CMG，Hon. RICS，太平紳士*
梁文建，CBE，太平紳士
吳樹熾博士，CBE，LLD，太平紳士*
黃乾亨博士，GBS，太平紳士，LLD；DH*
李東海博士，GBS，LLD，太平紳士*
陳有慶博士，GBS，LLD，太平紳士*
張惠彬博士，太平紳士*

*　獨立非執行董事

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要辦事處：
香港
北角
渣華道191號
嘉華國際中心
29樓

敬啓者：

截至二零零三年十二月三十一日止年度
之末期以股代息（附有選擇現金之權利）

緒言

　　於今日舉行之K. Wah International Holdings Limited嘉華國際集團有限公司（「本公司」）股東週年大會上，決議派發截至二零零三年十二月三十一日止年度之末期股息本公